2002 ANNUAL REPORT



CARDINAL℠
Financial Corporation


LOUDOUN
WASHINGTON DC
Sterling
Reston
Tysons Corner
McLean
Arlington
FAIRFAX
Fairfax
Manassas
Alexandria
PRINCE WILLIAM

CORPORATE HEADQUARTERS
8270 Greensboro Drive
Suite 500
McLean, VA 22102
(703) 584-3400

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
(703) 460-4040

ARLINGTON
2100 N. Glebe Road
Arlington, Virginia 22207
(703) 387-2473

FAIRFAX
10641 Lee Highway
Fairfax, Virginia 22030
(703) 934-9200

MANASSAS
9626 Center Street
Manassas, Virginia 20110
(703) 393-8200

McLEAN
1313 Dolley Madison Blvd.
McLean, Virginia 22101
(703) 356-6060

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
(703) 460-4000

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
(703) 444-4296

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
(703) 760-9457

MESSAGE TO SHAREHOLDERS

We are pleased to report that 2002 was a year of excitement and progress for Cardinal Financial Corporation. We strengthened our capital base, introduced new programs and services, built market share, and completed the consolidation of four separate banking operations. Through these efforts, we have established a new momentum throughout the organization that is helping us build the foundation for Northern Virginia's next premier community bank.

A successful secondary stock offering in the second quarter of the year generated $18.5 million in new capital, further strengthening the well-capitalized status of Cardinal Bank, N.A. The additional capital also provided greater lending limits, giving us the ability to serve an even broader range of credit needs for new and current customers.

We created a *Government Contract Lending* group to enhance our commercial lending capabilities and real estate lending resources. These initiatives made it possible for Cardinal Bank to serve more businesses in our community and helped our bank post record increases in loans during the fourth quarter of 2002. A major emphasis was placed on Small Business Administration (SBA) products since we can now proudly offer our clients SBA Preferred Lender expertise. We are eager to expand our service to this important business segment.

During 2002, we focused on serving the financial needs of families and individuals by promoting several outstanding retail services, including *Totally Free Checking* and our *President's Club Relationship Plan*. We attained additional success by offering a new *Home Equity Line of Credit* with a very competitive introductory rate that has attracted considerable attention in the markets we serve. As a result of these and other attractive products and services, we have become the bank of choice for more families and individuals, while increasing total deposits by 72 percent and loans by 24 percent during 2002.

In November, we opened our first banking office in Arlington County, expanding our branch network to eight locations. Our long-range strategy is to establish a significant presence for Cardinal Bank throughout Virginia. It is our goal to be the convenient, first choice for more families and businesses by providing the value-added products and the unparalleled personal service that sets Cardinal Bank apart from its competitors.

Through our subsidiary, Cardinal Wealth Services, Inc., we offer our customers more choices with brokerage, investment management and insurance services to meet the broadest possible range of financial needs for families, professionals and executives. Cardinal Wealth Services ended the year with approximately $100 million in assets under management and is looking forward to a new and exciting association with Raymond James Financial Services in 2003. This diversified financial services company engages primarily in investment and financial planning, including securities brokerage, asset management, cash management and life insurance. Raymond James provides services to more than one million individual and institutional investors throughout the United States and worldwide.

Total assets of Cardinal Financial Corporation were $486.3 million at year-end 2002, compared to $279.6 million in 2001. Loan volume ended the year at $249.1 million, up 24 percent over the previous year, while deposits increased to $423.5 million, up 72 percent.

For the year, Cardinal Bank recorded a net loss of $1 million, due primarily to a $1.7 million impairment of a WorldCom bond in the second quarter. Excluding this one-time loss, your company made .08 cents per common share for the year, which represents profitability in the last three quarters of 2002.

Excellence in banking has always incorporated three ingredients: quality people, superior service, and great value. We have those key elements in place today. Our management team includes some of the most senior banking professionals in the region sharing strong local roots. They are market leaders with customer-driven values that align with the company's core values. They have in-depth experience, expertise and knowledge of the dynamics and the needs of the communities we serve.

Our investments in technology have assisted our staff in delivering accurate, responsive service to customers. Additionally, our home banking



Management Team: Bernard Clineburg, Chairman & CEO; Eleanor Schmidt, Executive Vice President; Carl Dodson, Executive Vice President, Chief Operating Officer & Chief Financial Officer; Chris Bergstrom, President; Dennis Griffith, Executive Vice President; Kevin Reynolds, President.

and bill paying services offer consumers around-the-clock access to their accounts and the ability to pay bills online. On the business side, we offer Internet-based corporate treasury management services for online ACH originations and other services. We have recently upgraded our branch systems with a state-of-the-art relationship management program. We can now retrieve customer information faster and provide more efficient response when our customers need answers and solutions. Our voice and data networks will soon be merged for improved communications capabilities.

In 2002, Cardinal Bank, its officers and employees maintained an active role in community and charitable functions with many organizations. These organizations included the American Heart Association, the Prince William Education Foundation, OWL Volunteer Fire Department, City of Fairfax Renaissance Housing Corporation, Loudoun County Economic Development Commission, and a business partnership with Armstrong Elementary School in Reston–as well as many other community, business, and civic organizations. We are particularly excited about a new liaison with the Inova Kellar Center, a not-for-profit outpatient mental health and substance abuse treatment center serving children, adolescents and their families in Northern Virginia. In May, 2003, we will sponsor the inaugural *Cardinal Bank Charity Golf Classic* to benefit the Center's family programs.

It has been a challenging, but very progressive year. We have achieved some excellent results in spite of a local economy that is still feeling the effects of a downturn in several key sectors. We are confident in the overall strength and resilience of the region, and in our ability to take advantage of the opportunities available in this diverse and dynamic marketplace. The business strategies we have put into motion this year are aggressive in every aspect except risk. We are very conservative in that regard. Going forward, our goal is to build a strong market niche with a sharp focus on sustained profitability and value for shareholders.

More than ever, there is a role and a need for a locally-based community bank with talent, energy and community commitment. Businesses and consumers deserve a local banking alternative, and our goal is to make the selection of Cardinal Bank not just a viable option, but the *preferred* option. To become Northern Virginia's bank of choice, we must build value for our shareholders, customers and employees. The year 2002 represented a good start for our company. With the dedicated leadership of our directors, the continued hard work of our employees, and the support of our loyal shareholders and customers, we are confident that we can take Cardinal Financial Corporation into what promises to be an exciting, new community-banking era.

Sincerely,

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer

REAL ESTATE LENDING



Dennis Griffith, Executive Vice President

In 2002, Cardinal Bank's Real Estate Lending group focused on healthy sectors of commercial development such as medical and professional offices and not-for-profit facilities that included schools, churches and country clubs. In addition to funding the purchase or refinancing of these commercial properties, this initiative created new opportunities for Cardinal to develop ongoing banking relationships with these organizations and professionals.

In the residential area, consumers who bought a first home, built their dream home, or simply refinanced an existing mortgage also found the Real Estate Lending group to be responsive and supportive, with excellent rates and a variety of mortgage options.

Cardinal Bank's Real Estate Lending group provides comprehensive financial services to builders, developers, real estate investors and individual property owners. Expanded lending limits, a result of the new capital generated by the stock offering, put the group in an even stronger position to participate in real estate opportunities throughout the Northern Virginia region. Dennis Griffith, a seasoned banking professional with more than 30 years of real estate experience, joined Cardinal Bank in April 2002 to lead the group to a new phase of growth.

In 2002, real estate lending grew to $29 million, up 33 percent over 2001. Contributing to this growth was an emphasis on serving the needs of investors/ developers in financing land acquisitions and the cost of developing properties prior to resale to builders.

Another important segment is the financing of owner-occupied buildings for professionals and executives who find that building an office or a headquarters offers advantages over leasing. Although Cardinal Bank is active in the development of residential properties, the emphasis has been on "infill" projects in established, close-in suburbs. The Bank believes that such projects offer ample opportunities for growth while minimizing the risks inherent in financing real estate projects, even in an aggressive market such as Northern Virginia.

The advantage that Cardinal Bank brings to investors, developers and owners is the same element that we provide in our other areas of business: a significant pool of local experience, delivered in a responsive, creative way. As more and more real estate professionals learn about the advantages of working with Cardinal, the Real Estate Lending group can look forward to playing an even larger role in meeting the real estate financing needs of businesses and individuals.

GOVERNMENT CONTRACT LENDING

Government contracting has always been an important part of the Washington area's business community and a key part of Cardinal Bank's commercial lending activities. Recognizing the unique borrowing needs of government contractors, Cardinal Bank established Government Contract Lending as a separate group within Commercial Lending in May of 2002.

This specialized group is staffed by experts who have extensive experience working with government contractors, offering services to companies from start-up operations to established government contracting firms. Products and services are focused on providing the financing to help companies manage their cash flow, achieve greater profitability and grow.

Regardless of the size of the loan request, Cardinal Bank offers the expertise, personal service and quick response that only a community bank can provide. Through Cardinal's *Business Manager* program, the Bank purchases a client's government invoices to provide immediate funding for start-up companies or early-phase contract work. For more established firms, the Bank uses its asset-based lending program to finance a contractor's accounts receivable, thereby supporting the company's growth.

The goal of Cardinal Bank is to be the premier bank among small- to medium-sized government contractors, not only in lending, but also in meeting their full range of deposit, cash management, and investment needs, as well as their personal banking needs.

To be even more responsive to customer needs, the Bank has established a Government Contract Advisory Board, consisting of CPAs, attorneys and other visible business leaders. Input and advice from the Advisory Board helps the Bank stay in touch with industry trends and identify new areas of opportunity.



Cathy Peterson, Assistant Vice President & Asset Base Lending Administrator and Chris Bergstrom, President

A federal, state or local government contract means new opportunities for growth, but often requires the help of a knowledgeable and responsive financial institution. The mission of Cardinal Bank's Government Contract Lending group is to help clients meet their operating needs between winning the contract and delivering the goods or services to the respective agency.

Cardinal Bank is especially attuned to the needs of small- and mid-sized contractors who may not have the dollar volume required by larger national and regional banks. A major focus is finding innovative ways to solve credit and cash flow needs, as well as providing the very best banking services to this specialized group of clients. The Bank is committed and staffed for continued growth and success in this important area of Government Contract Lending.

RETAIL BANKING


CARDINAL BA

Pictured at the Arlington Office Ribbon Cutting Event are (left to right): Rich Dowd, Arlington County Chamber President; David Bell, Arlington County Clerk; Catherine Johnson, Cardinal Bank VP & Branch Manager; Stephen Holl, Arlington County Police Chief; Bernard Clineburg, Cardinal Bank Chairman & CEO; and Bill Buck, President of Buck & Associates Realty.

The highlight of the year in Retail Banking was the opening of our Arlington office on North Glebe Road. Convenient to families and small businesses in one of Arlington's most established and affluent areas, the office offers extended weekday and Saturday hours, as well as an ATM.

The Arlington office joins Cardinal Bank's other banking facilities in Alexandria, Fairfax, Manassas, McLean, Reston, Sterling and Tysons Corner. Long-term strategy includes the establishment of additional banking offices. Cardinal will also enhance its ability to assess customer needs and take advantage of relationship-building opportunities through systems and branch intelligence upgrades.



The new Arlington banking office team includes Catherine Johnson, Shamira Darko and Brad Leiby.

Cardinal Bank places a major emphasis on Retail Banking and is now attracting more and more families and individuals as depositors and borrowers. Retail Banking is an important part of our present and future growth, and our ultimate success. Retail Banking will provide the market share expansion Cardinal seeks, especially as the Bank expands into new neighborhoods.

As a community bank, Cardinal is proud of its emphasis on personal service, competitive products, attractive pricing and convenient access. During the year, the Bank made major strides in service offerings and has taken the first steps to expand its branch network into other areas with the opening of its first banking office in Arlington County.

Total deposits rose by 72 percent in 2002, aided by marketing the *President's Club Checking Relationship Package*, which has paid a rate of interest well above other interest-bearing checking plans in the market. Also highly promoted was *Totally Free Checking*, which gives consumers an affordable alternative with all the convenience and value they deserve for their checking needs. Deposit growth was evident in all branches. The Fairfax office well surpassed the $100 million level in deposits–a milestone that very few bank branches achieve.

In the consumer lending area, the Bank successfully introduced a very attractive and competitive line-of-credit product that offered customers a market-low, six-month introductory rate, followed by an ongoing rate of prime minus one-half percent. This outstanding line-of-credit offer, combined with fixed-term-and-rate options, is among the best in the market, providing the retail lending success projected. Cardinal's home equity products were met with excellent consumer acceptance and are further enhanced by the Bank's reputation as a financial services organization that provides great service, flexible choices, and excellent value.

Cardinal Bank's commercial lending team has more than 300 years of combined lending experience. For our clients, however, this experience is evident in the quality of service, responsiveness to loan requests, and the understanding of the specific needs of industry segments in the Northern Virginia region. Through a continued strong emphasis on commercial lending, Cardinal Bank's loan portfolio grew by more than 20 percent in 2002.

With a lending limit over $5 million, Cardinal Bank is able to handle credit needs well beyond the capabilities of most community banks, allowing the bank to support clients as they grow. Unlike larger institutions headquartered outside the region, all lending decisions are made by experienced, local lenders. Cardinal believes this powerful combination offers businesses the best of both worlds–a bank with the experience and the capacity to take on large, complex lending requests, and a bank with the local focus to ensure that decisions are made quickly.

Cardinal Bank serves a wide range of commercial clients, building contractors, and small businesses with special expertise among not-for-profit associations–churches and clubs; medical and professional practices; government contractors and distributors. Cardinal offers these and other client groups affordable lending options, as well as sophisticated computer-based treasury management services that rival those offered by larger commercial banks.

Although technology is a critical part of our service offering, the real difference lies in the quality of Cardinal's professionals–lenders who listen first...lenders who are creative thinkers...lenders who are problem-solvers. Local businesses face many challenges. The role of Cardinal Bank is to anticipate client needs and then provide solutions and support to help clients grow and succeed.



Chris Bergstrom, President; Cheryl Beebe, Senior Vice President, Commercial Lending; and Kevin Reynolds, President

Financial Highlights

Results of Operations	2002	2001	2000
		Years Ended December 31,	
(Dollars in thousands except per share data)			
Net loss	$ (529)	$ (12,724)	$ (3,971)
Dividends to preferred shareholders	495	503	171
Net loss to common shareholders	$ (1,024)	$ (13,227)	$ (4,142)
Return on average assets	(0.14%)	(5.24%)	(2.72%)
Return on average equity	(1.61%)	(39.14%)	(12.72%)
Per Common Share			
Net loss - basic and diluted	$ (0.13)	$ (3.11)	$ (0.98)
Book value	3.37	3.21	6.36
Tangible book value	3.31	3.06	4.11

Financial Condition	2002	2001	2000
		As of December 31,	
At Year End			
Total assets	$ 486,323	$ 279,584	$ 207,048
Loans receivable, net	245,734	197,807	152,371
Deposits	423,479	246,024	163,371
Shareholders' equity			
Tier I capital	$ 37,721	$ 20,230	$ 34,102
Ratio	12.25%	9.04%	18.89%
Tier I & II capital	$ 41,093	$ 23,333	$ 36,002
Ratio	13.35%	10.42%	19.94%
Common shares outstanding	10,044,345	4,294,323	4,253,155

TOTAL ASSETS


500
400
300
200
100
0
DOLLARS IN MILLIONS
1998 1999 2000 2001 2002

TOTAL LOANS


250
200
150
100
50
0
DOLLARS IN MILLIONS
1998 1999 2000 2001 2002

TOTAL DEPOSITS


500
400
300
200
100
0
DOLLARS IN MILLIONS
1998 1999 2000 2001 2002

(Dollars in thousands, except share and per share data)

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
Results of Operations					
Interest and dividend income	$ 20,242	$ 16,577	$ 11,150	$ 4,330	$ 1,556
Interest expense	9,586	7,500	4,740	1,305	340
Net interest income	10,656	9,077	6,410	3,025	1,216
Provision for loan losses	444	1,202	753	514	212
Net interest income after provision for loan losses	10,212	7,875	5,657	2,511	1,004
Non-interest income	3,273	3,267	2,098	1,320	34
Non-interest expense	14,014	23,866	11,726	7,870	2,734
Net loss before income taxes	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Provision for income taxes	—	—	—	—	—
Net loss	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Dividends to preferred shareholders	495	503	171	—	—
Net loss to common shareholders	(1,024)	(13,227)	(4,142)	(4,039)	(1,696)
Loss Per Common Share					
Basic & diluted:					
Net loss	$ (0.13)	$ (3.11)	$ (0.98)	$ (0.95)	$ (0.64)
Average shares outstanding	7,949,132	4,258,087	4,246,346	4,240,819	2,646,036
Dividends paid per common share	$ —	$ —	$ —	$ —	$ —
Financial Condition					
Selected Average Balances					
Total assets	$ 388,826	$ 242,732	$ 146,093	$ 71,987	$ 31,604
Earning assets	365,269	217,881	132,863	65,945	26,925
Loans receivable, net	203,594	178,901	102,785	33,265	1,948
Deposits	348,141	197,434	105,931	36,132	8,347
Other borrowed funds	5,564	10,002	6,904	1,773	—
Total shareholders' equity	32,839	32,506	31,215	32,942	22,783
At December 31					
Total assets	$ 486,323	$ 279,584	$ 207,048	$ 97,033	$ 57,295
Earning assets	450,292	264,071	187,281	89,563	54,317
Loans receivable, net	245,734	197,807	152,371	67,441	16,115
Deposits	423,479	246,024	163,371	59,873	21,867
Other borrowed funds	2,000	9,824	7,287	6,000	—
Total shareholders' equity	40,712	20,624	34,112	30,745	34,728
Selected Ratios and Other Data					
Return on average assets	(0.14%)	(5.24%)	(2.72%)	(5.61%)	(5.37%)
Return on average equity	(1.61%)	(39.14%)	(12.72%)	(12.26%)	(7.44%)
Net interest margin	2.92%	4.17%	4.82%	4.59%	4.66%
Net interest spread	2.27%	2.90%	2.85%	2.30%	1.09%
Total shareholders' equity to total assets	8.37%	7.38%	16.48%	31.69%	60.61%
Allowance to year end loans	1.35%	1.54%	1.23%	1.07%	1.30%
Non-performing assets to total loans	0.37%	0.18%	0.38%	0.00%	0.00%
Based on averages:					
Total equity to total assets	8.45%	13.39%	21.37%	45.76%	72.09%
Total loans to total equity	629.29%	556.88%	333.07%	102.23%	8.65%
Full-time equivalent employees	107	100	131	82	30

The following presents management's discussion and analysis of our consolidated financial condition for the years ended December 31, 2002 and 2001 and the results of our operations for the years ended December 31, 2002, 2001 and 2000. The discussion should be read in conjunction with the accompanying consolidated financial statements.

Company Overview

Cardinal Financial Corporation is a locally owned and managed financial services organization headquartered in Northern Virginia and committed to providing top quality customer service, a diversified product mix and convenient avenues for banking to consumers and businesses. During 2002, total assets increased 74.0% to $486.3 million. As of December 31, 2002, net loans receivable increased 24.2% to $245.7 million. In just over four years of operations, we have become one of the largest banks headquartered in our market measured by deposits. Total deposits increased 72.1% to $423.5 million as of December 31, 2002. Our investment advisory subsidiary, Cardinal Wealth Services, Inc., ended 2002 with over 2,000 customers and assets under management exceeding $98.8 million.

Critical Accounting Policies

Allowance for Loan Losses

We maintain the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower. As a part of our analysis, we use comparative peer group data, duration factors and qualitative factors such as levels of and trends in delinquencies and nonaccrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support our estimates. The loan loss provision for the years ended December 31, 2002, 2001 and 2000 was $444,000, $1.2 million and $753,000, respectively. The allowance for loan loss increased slightly to $3.4 million as of December 31, 2002 from $3.1 million as of December 31, 2001. The ratio of the allowance for loan losses to total loans, net of fees, was 1.35% at December 31, 2002 compared to 1.54% at December 31, 2001. Additional information on the allowance for loan losses and provision expense can be found later in this discussion under "Provision Expense and Allowance for Loan Losses."

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings and would be recorded in the banking business segment.

We categorize our loans into one of five pools: commercial and industrial, commercial real estate, home equity lines of credit, residential mortgages, and consumer loans. Peer group annual loss factors (in the absence of historical results) are applied to all pools and are adjusted by the projected duration of the loan pool and by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied to each of the loan pools to determine a reserve level for each of the five pools of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values. Since we have limited historical data on which to base loss factors for classified loans, we apply a 5% loss factor to all special mention loans and a 15% loss factor to all substandard loans (in accordance with regulatory guidelines).

Valuation Allowance for Deferred Tax Assets

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as depreciation and amortization, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has been established for deferred tax assets, as realization is dependent upon generating future taxable income. Additional information on the valuation allowance can be found in Footnote 9 to the Notes to Consolidation Financial Statements.

New Financial Accounting Standards

During 2002, the Financial Accounting Standards Board issued several new accounting pronouncements which are summarized below. These new pronouncements have had no impact on our financial results nor are they expected to have a material impact.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued in May 2002. SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," as well as an amendment of that Statement, FASB Statement No. 64, "Accounting for Intangible Assets of Motor Carriers," and amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force EITF Issue 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Unlike EITF 94-3, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when that liability is incurred rather than at the date of an entity's commitment to an exit plan.

SFAS No. 147, "Acquisitions of Certain Financial Institutions," amends FASB Statement No. 72 and 144 and FASB Interpretation No. 9, and was issued in July 2002. In removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002. It amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for an entity that voluntarily adopts the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information.

2002 Compared to 2001

Our net loss for the year ended December 31, 2002 totaled $1.0 million or $0.13 per common share, compared with a loss of $13.2 million or $3.11 per common share for the same period of 2001. Included in the reported net loss for the year ended December 31, 2002 were two quarters (3rd and 4th quarters) of net income totaling $390,000 or $0.04 per common share. The 2002 loss included an impairment of $1.7 million of an investment in a WorldCom bond. If the impact of the WorldCom impairment were excluded, we would have reported net income of $636,000, or $0.08 per common share for the year ended December 31, 2002 (see Table 1 for a reconciliation of GAAP to Non-GAAP Financial Measures). All year-end results are presented after the effect of dividends paid to preferred shareholders of $495,000 and $503,000 for the years ended December 31, 2002 and 2001, respectively. The return on average assets for the years ended December 31, 2002, 2001 and 2000 were (0.14%), (5.24%) and (2.72%), respectively. The return on average equity for the years ended December 31, 2002, 2001 and 2000 were (1.61%), (39.14%) and (12.72%), respectively.

Total assets increased $206.7 million, or 74.0%, to $486.3 million at December 31, 2002 compared to $279.6 million at December 31, 2001. Asset growth was funded primarily by deposit growth of $177.5 million, or 72.1%, to $423.5 million at December 31, 2002. The strong growth experienced during 2002 is attributed to aggressive promotion of our products through advertising and direct mail in addition to opening our eighth branch in Arlington, Virginia during the fourth quarter of 2002.

Total shareholders' equity increased $20.1 million or 97.4% to $40.7 million at December 31, 2002 compared to $20.6 million at December 31, 2001. This increase was primarily a result of our successful $18.5 million rights and secondary offerings during the second quarter of 2002. Book value per common share increased to $3.37 at December 31, 2002 compared to $3.21 at December 31, 2001. The ratio of total capital to risk based assets increased to 13.35% at December 31, 2002 compared to 10.42% at December 31, 2001 giving us a well-capitalized position for regulatory purposes going into 2003. Total shareholders' equity to total assets at December 31, 2002, 2001 and 2000 were 8.4%, 7.4% and 16.5%, respectively.

Table 1

Reconciliation of GAAP to Non-GAAP Financial Measures
Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share data)

	2002	2001	2000
Reported net loss to common shareholders	$ (1,024)	$ (13,227)	$ (4,142)
Less nonrecurring expenses:			
Writedown of WorldCom Bond	1,660	—	—
Impairment of Heritage Bancorp goodwill	—	8,264	—
Restructuring costs	—	884	—
Net income (loss) without nonrecurring expenses	$ 636	$ (4,079)	$ (4,142)
Reported net loss per common share	$ (0.13)	$ (3.11)	$ (0.98)
Less nonrecurring expenses:			
Writedown of WorldCom Bond	0.21	—	—
Impairment of Heritage Bancorp goodwill	—	1.94	—
Restructuring costs	—	0.21	—
Earnings (loss) per common share without nonrecurring expenses	$ 0.08	$ (0.96)	$ (0.98)

Statements of Operations

Net Interest Income/Margin

Net interest income is our primary source of revenue, representing the difference between interest and fees earned on interest-bearing assets and the interest paid on deposits and other interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operations. During 2002, we continued to experience a weakened economy that had entered into a recessionary phase early in 2001. During 2001, the Federal Reserve lowered rates eleven times in order to turn the economy around from its recessionary phase. During the fourth quarter of 2002, in response to this weakening economy and the lack of any inflationary pressures, the Federal Reserve lowered rates an additional 50 basis points. At 4.25%, the prime lending rate is at its lowest levels in over forty years. We expect that 2003 will be another year of slow economic growth in the financial markets with little to no change in interest rates.

Net interest income was $10.7 million in 2002, up $1.6 million or 17.4% from 2001. The increase is primarily due to the increase in loans and investment securities available-for-sale during 2002, funded through the increase in total deposits and shareholders' equity. The increase in net interest income was tempered by a reduction in our net interest margin, due primarily to the continued decline in yields on earnings assets at a faster pace than the decline in yields on interest bearing liabilities.

The net interest margin was 2.92% for the year ended December 31, 2002 as compared to 4.17% for the same period of 2001. The decrease in the net interest margin is representative of the change in the mix of earning assets towards lower yielding investments and to the lower rate environment experienced during 2002. The rate on interest earning assets decreased to 5.54% in 2002 from 7.61% in 2001 and our cost on interest-bearing liabilities decreased to 3.27% in 2002 from 4.71% in 2001.

Total earning assets increased by 70.5% to $450.3 million at December 31, 2002 as compared to $264.1 million at December 31, 2001. This increase consisted mainly of a $47.9 million, or 24.2% increase in net loans receivable, and a $129.5 million, or 379.3%, increase in investment securities available-for-sale. These increases were primarily funded by total deposit growth of $177.5 million or 72.1% over December 31, 2001 balances.

Average investment securities available-for-sale increased $94.6 million to $101.6 million during 2002, funded primarily by the increase in average deposits of $150.7 million during 2002 compared to 2001.

Average total loans increased $25.6 million to $206.7 million during 2002 from $181.0 million in 2001. Average balances for nonperforming assets, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2002 and 2001. Additional interest income of approximately $37,000 for 2002 and $17,000 for 2001 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average total deposits increased $150.7 million to $348.1 million in 2002 from $197.4 million in 2001. The largest increase in average deposit balances was experienced in interest checking, an increase of $96.7 million compared to 2001, as a result of our President's Club relationship account promotion.

Tables 2 and 3 contain more detailed information concerning average balances, yields earned, and rates paid.

Table 2

Average Balance Sheets and Interest Rates on Earning Assets and Interest – Bearing Liabilities
As of and for the Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002			2001			2000		
	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate
Assets									
Interest-earning assets:									
Loans:									
Commercial	$ 52,960	$ 3,696	6.98%	$ 52,063	$ 4,407	8.46%	$ 35,605	$ 3,149	8.84%
Real estate – commercial	91,289	7,276	7.97%	72,500	6,288	8.67%	33,546	2,899	8.64%
Real estate – construction	6,156	375	6.09%	5,634	487	8.64%	2,425	287	11.84%
Real estate – residential	20,139	1,534	7.62%	17,972	1,501	8.35%	15,568	1,447	9.29%
Home equity lines	23,711	993	4.19%	18,023	1,146	6.36%	7,307	698	9.55%
Consumer	12,399	924	7.45%	14,827	1,144	7.72%	9,518	778	8.17%
Total loans	206,654	14,798	7.16%	181,019	14,973	8.27%	103,969	9,258	8.90%
Investment securities available-for-sale	101,589	4,501	4.43%	7,022	437	6.22%	6,068	371	6.11%
Other investments	1,253	72	5.75%	1,373	82	5.97%	1,036	70	6.76%
Federal funds sold	55,773	871	1.56%	28,467	1,085	3.81%	21,790	1,451	6.66%
Total interest-earning assets and interest income	365,269	20,242	5.54%	217,881	16,577	7.61%	132,863	11,150	8.39%
Non-interest earning assets:									
Cash and due from banks	18,595			10,467			5,890		
Premises and equipment, net	4,820			5,579			4,698		
Goodwill and other intangibles	651			9,228			3,262		
Accrued interest and other assets	2,551			1,695			564		
Allowance for loan losses	(3,060)			(2,118)			(1,184)		
Total assets	$ 388,826			$ 242,732			$ 146,093		
Liabilities and Shareholders' Equity									
Interest – bearing liabilities:									
Interest – bearing deposits:									
Interest checking	114,350	3,073	2.69%	17,675	370	2.09%	5,375	130	2.42%
Money markets	28,667	525	1.83%	25,346	767	3.03%	15,256	624	4.09%
Statement savings	4,305	52	1.21%	4,371	102	2.33%	2,441	61	2.50%
Certificates of deposit	140,033	5,714	4.08%	101,932	5,788	5.68%	55,656	3,478	6.25%
Total interest – bearing deposits	287,355	9,364	3.26%	149,324	7,027	4.71%	78,728	4,293	5.45%
Other borrowed funds	5,564	222	3.99%	10,002	473	4.73%	6,904	447	6.47%
Total interest-bearing liabilities and interest expense	292,919	9,586	3.27%	159,326	7,500	4.71%	85,632	4,740	5.54%
Noninterest-bearing liabilities:									
Demand deposits	60,786			48,110			27,203		
Other liabilities	2,282			2,790			2,043		
Preferred shareholders' equity	6,825			7,056			2,371		
Common shareholders' equity	26,014			25,450			28,844		
Total liabilities and shareholders' equity	$ 388,826			$ 242,732			$ 146,093		
Net interest income and net interest margin		$ 10,656	2.92%		$ 9,077	4.17%		$ 6,410	4.82%

Table 3

Rate and Volume Analysis (Tax Equivalent Basis)
Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002 Compared to 2001			2001 Compared to 2000		
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income:						
Loans:						
Commercial	$ 76	$ (787)	$ (711)	$ 1,456	$ (198)	$ 1,258
Real estate – commercial	1,630	(642)	988	3,366	23	3,389
Real estate – construction	45	(157)	(112)	380	(180)	200
Real estate – residential	181	(148)	33	223	(169)	54
Home equity lines	362	(515)	(153)	1,024	(576)	448
Consumer	(187)	(33)	(220)	434	(68)	366
Total loans	2,107	(2,282)	(175)	6,883	(1,168)	5,715
Investment securities available for sale	5,885	(1,821)	4,064	58	8	66
Other investments	(7)	(3)	(10)	23	(11)	12
Federal funds sold	1,041	(1,255)	(214)	445	(811)	(366)
Total interest income	9,026	(5,361)	3,665	7,409	(1,982)	5,427
Interest expense:						
Interest – bearing deposits:						
Interest checking	2,024	679	2,703	297	(57)	240
Money markets	100	(342)	(242)	413	(270)	143
Statement savings	(2)	(48)	(50)	48	(7)	41
Certificates of deposit	2,163	(2,237)	(74)	2,893	(583)	2,310
Total interest – bearing deposits	4,285	(1,948)	2,337	3,651	(917)	2,734
Other borrowed funds	(210)	(41)	(251)	201	(175)	26
Total interest expense	4,075	(1,989)	2,086	3,852	(1,092)	2,760
Net interest income	$ 4,951	$ (3,372)	$ 1,579	$ 3,557	$ (890)	$ 2,667

Provision Expense and Allowance for Loan Losses

Our policy is to maintain the allowance for loan losses at a level that represents our best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower. Provision for loan losses was $444,000 in 2002 as compared to $1.2 million in 2001 due primarily to the strong loan quality experienced and a change in our portfolio mix with increases in our residential and home equity loan portfolios, which require lower reserve amounts than the remainder of the loan portfolio.

The allowance for loan losses increased to $3.4 million in 2002 from $3.1 million in 2001. The ratio of the allowance for loan losses to total loans, net of fees, at December 31, 2002 was 1.35% compared to 1.54% at December 31, 2001. We experienced loan charge offs of $117,000 for the year ended December 31, 2002 offset by recoveries of $15,000. We had no charge offs prior to 2002.

Tables 4 and 5 contain additional information pertaining to the calculation and allocation of the allowance for loan losses.

Table 4

Allowance for Loan Losses

As of December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

	2002	*2001*	*2000*	*1999*	*1998*
Beginning balance, January 1	$ 3,104	$ 1,900	$ 726	$ 212	$ —
Provision for loan losses	444	1,202	753	514	212
Transfer to bank's liability on unfunded commitments	(74)	—	—	—	—
Assumed allowance for loan losses from acquisition of Heritage Bancorp, Inc.	—	—	421	—	—
Loans charged off:					
Commercial	(63)	—	—	—	—
Real estate – commercial	—	—	—	—	—
Real estate – construction	—	—	—	—	—
Real estate – residential	—	—	—	—	—
Home equity lines	—	—	—	—	—
Consumer	(54)	—	—	—	—
Total loans charged off	(117)	—	—	—	—
Recoveries:					
Commercial	12	2	—	—	—
Real estate – commercial	—	—	—	—	—
Real estate – construction	—	—	—	—	—
Real estate – residential	—	—	—	—	—
Home equity lines	—	—	—	—	—
Consumer	3	—	—	—	—
Total recoveries	15	2	—	—	—
Net (charge offs) recoveries	(102)	2	—	—	—
Ending balance, December 31,	$ 3,372	$ 3,104	$ 1,900	$ 726	$ 212

Loans:	**2002**	**2001**	**2000**	**1999**	**1998**
Balance at year end	$ 249,106	$ 200,911	$ 154,271	$ 68,167	$ 16,327
Allowance for loan losses to year end loans	1.35%	1.54%	1.23%	1.07%	1.30%

Table 5 shows the allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Table 5

Allocation of the Allowance for Loan Losses
As of December 31, 2002, 2001, 2000, 1999 and 1998
(Dollars in thousands)

	2002		2001		2000	
	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*
Commercial	$ 1,301	23.40%	$ 1,149	28.71%	$ 612	32.22%
Real estate – commercial	1,386	46.63%	1,270	43.37%	678	37.05%
Real estate – construction	19	2.32%	34	3.18%	50	2.65%
Real estate – residential	241	12.77%	98	7.20%	181	11.51%
Home equity lines	201	10.77%	176	10.60%	126	9.65%
Consumer	224	4.11%	377	6.94%	253	6.92%
Total allowance for loan losses	$ 3,372	100.00%	$ 3,104	100.00%	$ 1,900	100.00%

	1999		1998	
	Allocation	% of Total*	Allocation	% of Total*
Commercial	$ 241	33.10%	$ 59	31.44%
Real estate – commercial	211	29.03%	40	21.46%
Real estate – construction	9	1.28%	9	4.65%
Real estate – residential	126	17.39%	64	33.83%
Home equity lines	40	5.54%	12	6.36%
Consumer	99	13.66%	28	2.26%
Total allowance for loan losses	$ 726	100.00%	$ 212	100.00%

* Percentage of loan type to the total loan portfolio.

Non-Interest Income

Non-interest income continues to be an important factor in our operating results. Non-interest income was $3.3 million for both years ended December 31, 2002 and 2001. Investment fee income from our subsidiary, Cardinal Wealth Services, Inc., decreased by $1.0 million to $940,000 for the year ended December 31, 2002 compared to $1.9 million in 2001. This decrease was a result of the decreased market activity and assets under management experienced during 2002. Due to our increased number of deposit accounts, service charges on deposit accounts increased $113,000 to $511,000 during 2002 as compared to $398,000 in 2001. We had net realized gains on sales of investment securities available-for-sale of $524,000 for the year ended December 31, 2002 compared to none during 2001. During 2002 and 2001, we consolidated operations, sublet excess space and received rental income of $409,000, an increase of $299,000, or 271.8%, from 2001. Table 6 provides additional detail on non-interest income for the years ended December 31, 2002, 2001, and 2000.

Table 6

Non-Interest Income
Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Service charges on deposit accounts	$ 511	$ 398	$ 154
Loan service charges	392	433	230
Investment fee income	940	1,941	1,516
Net gain (loss) on sale of loans	74	49	(23)
Net realized gain (loss) on investment securities available-for-sale	524	—	(32)
Net gain on sales of assets	39	18	57
Rent income	409	110	—
ATM transaction fees	100	92	26
Credit card fees	46	39	29
Check order fees	101	62	34
Other income	137	125	107
Total non-interest income	$ 3,273	$ 3,267	$ 2,098

Non-Interest Expense

Non-interest expense was $14.0 million and $23.9 million for the years ended December 31, 2002 and 2001, respectively. The decrease in non-interest expense of $9.9 million, or 41.3% for 2002 compared to 2001 resulted mostly from a one-time charge of $8.3 million during the fourth quarter of 2001 that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. Also, during 2001, we made the decision to restructure from four banks to one to simplify our structure and reduce costs. Consequently, included in non-interest expense for 2001 is approximately $884,000 in non-recurring costs associated with the restructuring.

During the second quarter of 2002, we recorded an impairment on an investment in a WorldCom bond of $1.7 million. Excluding the effect of the one-time charge related to the Heritage Bancorp goodwill in 2001 and the $1.7 million impairment writedown of the WorldCom bond in 2002, total non-interest expense declined $3.2 million in 2002 compared to 2001. This substantial decline in non-interest expense was due primarily to decreases in salaries and benefits expense, as well as discontinuation of goodwill amortization in 2002 due to the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets," and reflects tighter expense controls and improved efficiencies after the consolidation from a multi-bank structure to a one-bank organization. Table 7 reflects the components of non-interest expense for the years ended December 31, 2002, 2001 and 2000.

Table 7

Non-Interest Expense
Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Salary and benefits	$ 5,715	$ 7,731	$ 6,317
Occupancy	1,381	1,373	1,075
Professional fees	1,011	705	508
Depreciation	736	804	601
Amortization and write down of intangibles	22	8,907	235
Writedown of WorldCom bond	1,660	—	—
Data processing	759	957	561
Stationary and supplies	317	306	345
Brokerage clearing	206	370	345
Advertising and marketing	541	368	241
Telecommunications	276	325	254
Other taxes	342	269	221
Travel and entertainment	127	164	139
Bank operations	411	875	165
Premises and equipment	271	247	142
Miscellaneous	239	465	577
Total non-interest expense	$ 14,014	$ 23,866	$ 11,726

Income Taxes

We have not recorded income tax expense or benefit due to the availability of net losses in 2002 and all prior years of operations. The ability to utilize net operating loss carryforwards will be dependent on our ability to generate future taxable earnings. Footnote 9 to the Notes to Consolidated Financial Statements provides additional information with respect to the deferred tax accounts and the net operating loss carryforward.

Statements of Condition

Loans Receivable

We have comprehensive policies and procedures that cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Our goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

Total loans, net of fees and premiums and discounts, increased $48.2 million to $249.1 million at December 31, 2002. The strongest growth was in commercial real estate loans and residential real estate loans.

Our loan portfolio has a heavy commercial orientation as evidenced by the information provided in Table 8. We began in late 1999 to better diversify the loan portfolio by purchasing consumer loans. We continued to diversify our portfolio in 2002 and 2001 by establishing a separate retail lending group, creating competitive home equity products, and by purchasing small pools of residential mortgages.

Table 8

Loans Receivable

As of December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

	2002		2001		2000	
Commercial	$ 58,292	23.40%	$ 57,665	28.71%	$ 49,646	32.22%
Real estate – commercial	116,135	46.63%	87,116	43.37%	57,083	37.05%
Real estate – construction	5,781	2.32%	6,397	3.18%	4,088	2.65%
Real estate – residential	31,808	12.77%	14,469	7.20%	17,729	11.51%
Home equity lines	26,831	10.77%	21,299	10.60%	14,867	9.65%
Consumer	10,235	4.11%	13,941	6.94%	10,665	6.92%
Gross loans	$ 249,082	100.00%	$ 200,887	100.00%	$ 154,078	100.00%
Add: unearned income, net	24		24		193	
Less: allowance for loan losses	(3,372)		(3,104)		(1,900)	
Loans receivable, net	$ 245,734		$ 197,807		$ 152,371	

	1999		1998	
Commercial	$ 22,558	33.10%	$ 5,138	31.44%
Real estate – commercial	19,780	29.03%	3,507	21.46%
Real estate – construction	870	1.28%	760	4.65%
Real estate – residential	11,851	17.39%	5,529	33.83%
Home equity lines	3,777	5.54%	1,040	6.36%
Consumer	9,311	13.66%	369	2.26%
Gross loans	$ 68,147	100.00%	$ 16,343	100.00%
Add: unearned income, net	20		(16)	
Less: allowance for loan losses	(726)		(212)	
Loans receivable, net	$ 67,441		$ 16,115	

Loans receivable accounted for on a non-accrual basis at December 31, 2002 and 2001 were $917,000 and $361,000, respectively. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments as of December 31, 2002 and 2001, were $59,000 and $566,000, respectively. There are no loans as of December 31, 2002 and 2001 included above which are "troubled debt restructurings" as defined in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Table 9 shows nonperforming loans at the end of each of the past five years. Gross interest income that would have been recorded if the nonaccrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for 2002 was $37,000. The interest income realized prior to the loans being placed on nonaccrual status for 2002 was $28,000.

Table 9

Nonperforming Loans Receivable

As of December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

	2002	2001	2000	1999	1998
Nonaccruing loans	$ 917	$ 361	$ 585	$ —	$ —
Loans contractually past-due 90 days or more	59	566	2	—	—
Troubled debt restructurings	—	—	—	—	—
Total nonperforming loans receivable	$ 976	$ 927	$ 587	$ —	$ —

Specific reserves of $28,000 were recorded in 2002 for one of the non-accrual loans. Interest income on non-accrual loans, if recognized, is recorded using the cash basis method of accounting. When a loan is placed on non-accrual, unpaid interest is reversed against interest income if it was accrued in the current year and is charged to the allowance for loan losses if it was accrued in prior years. While on non-accrual, the collection of interest is recorded as interest income only after all principal has been collected. When all past contractual obligations are collected and, in our opinion, the borrower has demonstrated the ability to remain current, the loan is returned to an accruing status. At December 31, 2002 the ratio of non-performing loans to total loans was 0.37% as compared to 0.18% at December 31, 2001.

Investment Securities Available-for-Sale

Our investment securities portfolio is used as a source of income and liquidity. Investment securities available-for-sale increased to $163.7 million at December 31, 2002 as compared to $34.1 million at December 31, 2001. Strong deposit growth during 2002 made more funds available for investments. The portfolio yield decreased from 6.22% as of December 31, 2001 to 4.43% as of December 31, 2002 due to higher yielding investments having matured, been called or sold for a net realized gain and purchases of additional investments during 2002 yielding lower rates. During the second quarter of 2002, we experienced an impairment on an investment in a WorldCom bond that resulted in a charge to non-interest expense of $1.7 million. Table 10 reflects the composition of the investment portfolio as of December 31, 2002, 2001 and 2000.

Table 10

Investment Securities Available-for-Sale
As of December 31, 2002, 2001 and 2000
(Dollars in thousands)

As of December 31, 2002	Par Value	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Average Yield
U.S. government agencies and enterprises					
One to five years	$ 26,750	$ 26,739	$ 26,988	$ 249	3.47%
Five to ten years	12,000	12,048	12,048	—	3.68%
Total U.S. government agencies	$ 38,750	$ 38,787	$ 39,036	$ 249	3.53%
Mortgage-backed securities					
Within one year	$ 15,325	$ 15,478	$ 15,750	$ 272	3.61%
One to five years	69,265	70,552	72,342	1,790	4.82%
Five to ten years	13,385	13,695	13,686	(9)	4.43%
After ten years	13,940	15,301	15,301	—	5.20%
Total mortgage-backed securities	$ 111,915	$ 115,026	$ 117,079	$ 2,053	4.65%
Other bonds					
After ten years	5,000	5,000	5,000	—	3.39%
Total other bonds	$ 5,000	$ 5,000	$ 5,000	$ —	3.39%
Treasury bonds					
One to five years	$ 2,500	$ 2,507	$ 2,550	$ 43	2.67%
Total treasury bonds	$ 2,500	$ 2,507	$ 2,550	$ 43	2.67%
Total investment securities available-for-sale	$ 158,165	$ 161,320	$ 163,665	$ 2,345	4.32%

As of December 31, 2001	Par Value	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Average Yield
U.S. government agencies and enterprises					
One to five years	$ 3,000	$ 2,985	$ 2,950	$ (35)	4.15%
Five to ten years	1,500	1,516	1,508	(8)	4.67%
Total U.S. government agencies	$ 4,500	$ 4,501	$ 4,458	$ (43)	4.32%
Mortgage-backed securities					
Within one year	$ 182	$ 182	$ 183	$ 1	2.55%
One to five years	11,210	11,456	11,383	(73)	5.22%
Five to ten years	5,804	5,927	5,865	(62)	5.79%
After ten years	4,849	4,965	4,926	(39)	5.96%
Total mortgage-backed securities	$ 22,045	$ 22,530	$ 22,357	$ (173)	5.51%
Corporate bonds					
One to five years	$ 6,000	$ 6,154	$ 6,114	$ (40)	5.42%
Five to ten years	1,000	986	969	(17)	6.98%
Total corporate bonds	$ 7,000	$ 7,140	$ 7,083	$ (57)	5.64%
Treasury bonds					
Within one year	$ 250	$ 250	$ 249	$ (1)	1.87%
Total treasury bonds	$ 250	$ 250	$ 249	$ (1)	1.87%
Total investment securities available-for-sale	$ 33,795	$ 34,421	$ 34,147	$ (274)	5.36%

As of December 31, 2000	Par Value	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Average Yield
U.S. government agencies and enterprises					
Within one year	$ 500	$ 500	$ 497	$ (3)	5.25%
One to five years	4,000	3,949	3,999	50	6.85%
After ten years	1,377	1,403	1,374	(29)	6.64%
Total U.S. government agencies	$ 5,877	$ 5,852	$ 5,870	$ 18	6.66%
Mortgage-backed securities					
Within one year	$ 30	$ 30	$ 30	$ —	5.50%
One to five years	740	742	734	(8)	6.44%
Five to ten years	306	307	301	(6)	5.92%
Total mortgage-backed securities	$ 1,076	$ 1,079	$ 1,065	$ (14)	6.27%
Total investment securities available-for-sale	$ 6,953	$ 6,931	$ 6,935	$ 4	6.60%

Interest Rate Sensitivity

Our Asset/Liability Committee is responsible for reviewing the Company's liquidity requirements and maximizing our net interest income consistent with capital requirements, liquidity, interest rate and economic outlooks, competitive factors and customer needs. One of the tools we use to determine our interest rate risk is gap analysis. Gap analysis attempts to examine the volume of interest rate sensitive assets less interest rate sensitive liabilities. The difference is the interest sensitivity gap, which indicates how future changes in interest rates may affect net interest income. Interest sensitivity gap analysis presents a position that existed at one particular point in time and assumes that assets and liabilities with similar characteristics will re-price at the same time and to the same degree. Regardless of whether interest rates are expected to increase or decrease, the objective is to maintain a gap position that will minimize any changes in net interest income. A negative gap exists when we have more interest sensitive liabilities maturing within a certain gap interval than interest sensitive assets. Under this scenario, if interest rates were to increase, it would tend to reduce interest income.

At December 31, 2002, we were liability sensitive in the 2-90 day, 91-180 day and 181-365 day gap intervals by 1.6%, 5.1% and 7.0%, respectively. This is within the Company's asset/liability management policy, which indicates that we maintain an interest rate sensitivity position +/-15% to total assets. We can reprice our interest checking, savings, and money market accounts at any time. Based on the degree and frequency of movement being limited in practice, we have classified 20% of these deposits in our immediate gap interval, 10% of these deposits through the 1-3 year gap interval, leaving the remaining portion or 40% of these deposits in the over 3 year gap interval.

We utilize a simulation modeling process to measure interest rate risk and the impact that rate fluctuations will have on net interest income. These simulations incorporate assumptions regarding balance sheet growth and mix, and the re-pricing and maturity characteristics of existing and projected balance sheets. One of the ways we manage our interest rate risk is through an analysis of the relationship between interest-earnings assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. Using this analysis, changes in interest rates and volumes are used to test the sensitivity of our net interest income. Simulation analysis uses a more dynamic version of the information shown in Tables 11 and 12, which reflects re-pricing or expected maturities of various assets and liabilities at December 31, 2002. While we show liability sensitivity in the short term indicating that an increase in interest rates may negatively affect short-term net interest income, we would likely take actions to minimize our exposure to negative results and within a short period of time make adjustments so that net interest income would not be materially impacted.

During 2002, our focus was to increase our deposit market share through promotion of our President's Club and Totally Free Checking products. The success of these promotions allowed us to grow total assets over 74.0%. Our President's Club relationship product allows customers with aggregate balances of over $10,000 to earn an above market rate on their average balances, 2.00% as of December 31, 2002. Because of the success of this promotion, deposits grew more quickly than we could invest in higher yielding assets. As a result, our net interest margin declined throughout the year and averaged 2.92% for all of 2002. Our current focus is to improve our net interest margin by staying fully invested, minimizing lower yielding short-term investments and using our substantial mortgage-backed investment securities portfolio for backup liquidity needs.

Over time, net interest income will tend to be greater at higher interest rate levels. This is due to the large proportion of low-cost core deposits such as demand, interest checking, savings, and money market accounts comprising our funding sources, which can be invested in relatively higher yielding loans and investment securities.

Table 11

Interest Rate Sensitivity Gap Analysis
As of December 31, 2002
(Dollars in thousands)

	Immediate Repricing	2-90 Days	91-180 Days	181-365 Days	1-3 Years	Over 3 Years	TOTAL
Assets							
Investment securities available-for-sale & other investments	$ —	$ 2,163	$ 5,138	$ 8,450	$ 78,148	$ 71,381	$ 165,280
Federal funds sold	35,906	—	—	—	—	—	35,906
Loans Receivable							
Commercial & industrial	41,005	5,420	3,467	8,767	47,538	68,230	174,427
Residential	109	169	814	1,633	7,530	21,553	31,808
Home equity lines	7,737	18,465	313	316	—	—	26,831
Construction	4,301	14	6	13	84	1,363	5,781
All other	1,044	623	373	742	2,206	5,247	10,235
Total loans receivable	54,196	24,691	4,973	11,471	57,358	96,393	249,082
Total earning assets	90,102	26,854	10,111	19,921	135,506	167,774	450,268
Cumulative rate sensitive assets	$ 90,102	$ 116,956	$ 127,067	$ 146,988	$ 282,494	$ 450,268	
Liabilities							
Deposits							
Noninterest-bearing demand	$ —	$ —	$ —	$ —	$ —	$ 72,962	$ 72,962
Interest-bearing transaction accounts	35,384	17,692	17,692	17,692	17,692	70,967	177,119
Certificates of deposit – fixed	—	5,176	10,263	20,011	53,477	17,741	106,668
Certificates of deposit – no penalty	—	11,727	6,071	15,150	33,782	—	66,730
Total deposits	35,384	34,595	34,026	52,853	104,951	161,670	423,479
Other borrowed funds	—	—	1,000	1,000	—	—	2,000
Total deposits & other borrowed funds	35,384	34,595	35,026	53,853	104,951	161,670	425,479
Cumulative rate sensitive liabilities	$ 35,384	$ 69,979	$ 105,005	$ 158,858	$ 263,809	$ 425,479	
Gap	$ 54,718	$ (7,741)	$ (24,915)	$ (33,932)	$ 30,555	$ 6,104	
Cumulative gap	54,718	46,977	22,062	(11,870)	18,685	24,789	
Gap/total assets	11.25%	-1.59%	-5.12%	-6.98%	6.28%	1.26%	
Cumulative gap/total assets	11.25%	9.66%	4.54%	-2.44%	3.84%	5.10%	
Rate sensitive assets/rate sensitive liabilities	2.55x	0.78x	0.29x	0.37x	1.29x	1.04x	
Cumulative rate sensitive assets/rate sensitive liabilities	2.55x	1.67x	1.21x	0.93x	1.07x	1.06x	
Rate shock at +2.00%	$ 1,091	$ (154)	$ (497)	$ (677)			
Net interest income at risk by period	10.24%	-1.45%	-4.66%	-6.35%			
Annualized net interest income	$ 10,656						
Net interest income at risk for one year period	-2.22%						
Rate shock at -2.00%	$ (1,091)	$ 154	$ 497	$ 677			
Net interest income at risk by period	-10.24%	1.45%	4.66%	6.35%			
Annualized net interest income	$ 10,656						
Net interest income at risk for one year period	2.22%						

Table 12

Loan Maturities and Interest Rate Sensitivity
As of December 31, 2002
(Dollars in thousands)

	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial & industrial	$ 58,659	$ 73,875	$ 41,893	$ 174,427
Residential	2,725	20,623	8,460	31,808
Home equity lines	26,831	—	—	26,831
Construction	4,334	1,447	—	5,781
All other	2,782	3,741	3,712	10,235
Total loans receivable	$ 95,331	$ 99,686	$ 54,065	$ 249,082
Fixed – rate loans		$ 9,689	$ 5,123	$ 14,812
Floating – rate loans		89,997	48,942	138,939
Total loans receivable		$ 99,686	$ 54,065	$ 153,751

Business Segment Operations

We provide banking and non-banking financial services and products through our subsidiaries. Management operates and reports on the results of our operations through two business segments, banking and investment advisory services.

Banking

The banking segment provides comprehensive banking services to small businesses and individuals through multiple delivery channels. Services offered include commercial and consumer lending, deposit products, and banking via the internet or telephone.

For the year ended December 31, 2002, the banking segment recorded a net loss of $16,000, compared to a recorded net loss of $10.2 million for the year ended December 31, 2001. The decrease in the net loss for 2002 is a result of increased earning assets and lower operating expenses. The results for 2001 included both the amortization and impairment recognition in goodwill. Net interest income, as our primary source of revenue, for the years ended December 31, 2002, 2001, and 2000 were $10.6 million, $9.1 million and $5.9 million, respectively.

As of December 31, 2002 and 2001, total assets were $483.1 million and $277.9 million, respectively. Loans receivable, net as of December 31, 2002 and 2001 were $245.7 million and $197.8 million, respectively. Total deposits as of December 31, 2002 and 2001 were $423.5 million and $246.0 million, respectively.

Investment Advisory Services

The investment advisory services segment offers financial and estate planning services, centered on a group of products provided through a strategic alliance with Legg Mason Financial Partners, a wholly owned subsidiary of Legg Mason, Inc. Operations for this segment began February 1, 1999.

For the years ended December 31, 2002, 2001 and 2000, the investment advisory services segment reported net losses of $205,000, $87,000 and $475,000, respectively. Investment fee income, as the primary source of revenue for this reporting segment, for the years ended December 31, 2002, 2001 and 2000 were $940,000, $1.9 million and $1.5 million, respectively. Investment fee income decreased during 2002 as compared to prior periods as a result of reduced transaction activity and decreased assets under management experienced during 2002.

As of December 31, 2002 and 2001, total assets were $274,000 and $420,000, respectively. Total assets under management were $98.8 million and $102.2 million as of December 31, 2002 and 2001, respectively.

Information pertaining to both business segments can be found in Footnote 15 to the Notes to Consolidated Financial Statements.

Quarterly Data

We recorded net income of $85,000 or $0.01 per common share for the fourth quarter of 2002, our second consecutive profitable quarter for 2002, as compared to a $2.48 loss per common share for the same period of 2001. Table 13 reflects quarterly data for the years ended December 31, 2002 and 2001.

Table 13

Quarterly Data

Years ended December 31, 2002 and 2001

(Dollars in thousands, except per share data)

	2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 5,325	$ 5,484	$ 5,039	$ 4,394
Interest expense	2,544	2,643	2,379	2,020
Net interest income	2,781	2,841	2,660	2,374
Provision for loan losses	(310)	(95)	(39)	—
Net interest income after provision for loan losses	2,471	2,746	2,621	2,374
Non-interest income	1,107	728	642	796
Non-interest expense	3,370	3,045	4,491	3,108
Net income (loss) before income taxes	208	429	(1,228)	62
Provision for income taxes	—	—	—	—
Net income (loss)	$ 208	$ 429	$ (1,228)	$ 62
Dividends to preferred shareholders	123	124	124	124
Net income (loss) to common shareholders	$ 85	$ 305	$ (1,352)	$ (62)
Basic and diluted income (loss) per common share	$ 0.01	$ 0.03	$ (0.18)	$ (0.01)

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 4,226	$ 4,213	$ 4,167	$ 3,971
Interest expense	1,797	1,824	1,973	1,906
Net interest income	2,429	2,389	2,194	2,065
Provision for loan losses	(826)	(190)	(129)	(57)
Net interest income after provision for loan losses	1,603	2,199	2,065	2,008
Non-interest income	791	854	970	652
Non-interest expense	12,844	3,759	3,700	3,563
Net loss before income taxes	(10,450)	(706)	(665)	(903)
Provision for income taxes	—	—	—	—
Net loss	$ (10,450)	$ (706)	$ (665)	$ (903)
Dividends to preferred shareholders	119	128	128	128
Net loss to common shareholders	$ (10,569)	$ (834)	$ (793)	$ (1,031)
Basic and diluted loss per common share	$ (2.48)	$ (0.20)	$ (0.19)	$ (0.24)

2001 Compared to 2000

Earnings Overview

In the fourth quarter of 2001 our net loss was $10.6 million, which included an impairment of $8.3 million that effectively eliminated the goodwill associated with our merger with Heritage Bancorp, Inc. An evaluation of 2001 losses produced by Cardinal Bank – Potomac and expectations of future additional losses indicated a potential impairment in our investment in Heritage. Loan and deposit growths were materially less than what had been anticipated in our original projections. The amount of the impairment was determined through an independent appraisal of the remaining assets and liabilities of Heritage Bancorp, Inc. performed during the fourth quarter of 2001. In addition, management refined its loan loss reserve methodology, which resulted in an additional provision to our loan loss reserve of $774,000. Additional costs relating to our restructuring totaled $829,000 during the last quarter of 2001.

Our net loss for the year ended December 31, 2001 totaled $13.2 million or ($3.11) per common share, compared with a loss of $4.1 million or ($0.98) per common share for the same period of 2000. The 2001 loss included an impairment of $8.3 million that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. The return on average assets was (5.24%) in 2001 as compared to (2.72%) in 2000. The return on average equity was (39.14%) in 2001 as compared to (12.72%) in 2000. Earnings per common share reflect the payment of preferred dividends of $503,000 and $171,000 for the years ended December 31, 2001 and 2000, respectively. Excluding the preferred dividends and the write down of goodwill, the loss for the year ended December 31, 2001 was $4.5 million as compared to $4.1 million for the same period of 2000. Table 1 shows a reconciliation of GAAP to Non-GAAP Financial Measures.

Total earning assets increased by 40.9% to $264.1 million at December 31, 2001 as compared to $187.3 million at December 31, 2000. This increase consisted mainly of $46.6 million or 30.2% growth in total loans, net of fees and a $27.2 million increase in investment securities available-for-sale. These increases were primarily funded by total deposit growth of $82.7 million or 50.6% over December 31, 2000 balances.

Operating results in 2001 reflected significant increases in all income and expense categories due to our growth. We purchased Heritage Bancorp, Inc. and its sole operating subsidiary, The Heritage Bank, on September 1, 2000, which contributed a full year of operating income and expenses in 2001 as compared to four months in 2000.

Net interest income was $9.1 million in 2001, up $2.7 million from 2000 or 41.6%. This increase was substantially due to increased volume as the net interest margin had decreased. The net interest margin was 4.17% for the year ended December 31, 2001 as compared to 4.82% for the same period of 2000. The drop in interest rates by 475 basis points during 2001 contributed to this decline as our earning assets have repriced sooner than interest-bearing liabilities. Average total loans increased $77.0 million to $181.0 million in 2001 from $104.0 million in 2000, due to strong loan demand. Average total deposits increased $91.5 million to $197.4 million in 2001 from $105.9 million in 2000.

In 2001, the loan loss provision of $1.2 million was $449,000 greater than the $753,000 recorded in 2000 due partially to the increase in loan balances, both originated and acquired during 2001. Of the $1.2 million increase in loan loss reserves in 2001, $644,000 was due to increases in loan balances, $157,000 was due to an increase in reserves specifically allocated to one non-performing credit, and $399,000 was due to refinements in our loan loss methodology.

Non-interest income was $3.3 million in 2001, a 55.7% increase compared to 2000. The largest portion of this increase was investment fee income from our subsidiary, Cardinal Wealth Services, Inc., which increased to $1.9 million in 2001 from $1.5 million in 2000. Service charges on deposit accounts increased $244,000 to $398,000 during 2001 due to increased deposit accounts.

Non-interest expense was $23.9 million in 2001 compared to $11.7 million in 2000. The 2001 increase included an impairment of $8.3 million that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. Additional expenses of approximately $884,000 in nonrecurring costs associated with a corporate restructuring were included in 2001.

Net Interest Income/Margin

The net interest margin was 4.17% for the year ended December 31, 2001 as compared to 4.82% for the same period of 2000. The Federal Open Market Committee decreased interest rates by 475 basis points during 2001 contributing to a decline in the net interest margin as earning assets have repriced sooner than interest-bearing liabilities. The rate on interest earning assets decreased to 7.61% in 2001 from 8.39% in 2000 and our cost of funds decreased to 3.13% in 2001 from 3.29% in 2000. Average total loans increased $77.0 million to $181.0 million in 2001 from $104.0 million in 2000, due to strong loan demand primarily in commercial loans and commercial real estate loans. Average balances for nonperforming assets are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2001 and 2000. Additional interest income of approximately $17,000 for 2001 and $34,000 for 2000 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and not deemed nonaccrual, due to an assessment of collectibility. Nonperforming assets consist of nonaccrual loans. Average total deposits increased $91.5 million to $197.4 million in 2001 from $105.9 million in 2000. Although all deposit accounts grew, the largest increase was in average certificates of deposit.

Tables 2 and 3 contain more detailed information concerning average balances, yields earned, and rates paid.

Provision and Allowance for Loan Losses

The loan loss provision was $1.2 million in 2001 as compared to $753,000 in 2000 due partially to the increase in loan balances, both originated and acquired during 2001. In addition to the increased loan balances, we refined our loan loss reserve methodology during the fourth quarter of 2001, which, together with the growth in loan balances experienced during the fourth quarter, resulted in an additional provision of $774,000. A specific reserve of $157,000 was recorded within the allowance for loan losses to reflect the non-performing status of one credit in our loan portfolio.

The allowance for loan losses increased to $3.1 million in 2001 from $1.9 million in 2000. The ratio of the allowance for loan losses to gross loans at December 31, 2001 was 1.54% compared to 1.23% at December 31, 2000. Of the $1.2 million increase in loan loss reserves in 2001, $644,000 was due to increases in loan balances, $157,000 was due to an increase in reserves specifically allocated to one non-performing credit, and $399,000 was due to refinements in our loan loss reserve methodology.

From our inception through December 31, 2001, we had not experienced any loan losses, due primarily to the lack of maturity of our loan portfolio. Under normal circumstances, we would base the level of our loan loss reserves on actual loss experience. In the absence of a history of actual loss experience, we had used peer group loss factors, adjusted by certain qualitative factors, including levels of and trends in delinquencies and nonaccrual loans, national and local economic trends and conditions, and concentrations of loans exhibiting similar risk profiles.

During the fourth quarter of 2001, we refined our loan loss analysis in three ways:

- We updated our comparative peer group to commercial banks located in Virginia, the District of Columbia and Maryland with total assets of $250 million to $500 million to better reflect the anticipated consolidation of all banking subsidiaries into one. Prior to the fourth quarter of 2001, peer group averages had been based on the Uniform Bank Performance Report for all commercial banks with assets of less than $100 million and was consistent with our prior structure of four separately chartered banks.

- We adjusted peer group loss averages by a "duration" factor beginning in the fourth quarter of 2001, which had previously not been included in our analysis.
- We elevated the importance of qualitative factors in our analysis, due primarily to declining economic conditions and an increase in our concentration in commercial real estate loans from 36% of the total loan portfolio as of December 31, 2000 to 43% as of December 31, 2001. Under the revised analysis, qualitative adjustments to loss factors ranged from 40 basis points on residential mortgages to 95 basis points on commercial real estate loans. Under the methodology used prior to the fourth quarter of 2001, qualitative adjustments had resulted in adjusting factors ranging from zero to fifty basis points.

Tables 4 and 5 contain additional information pertaining to the calculation and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Loans Receivable

Total loans, net of fees and premiums and discounts, increased $46.6 million to $200.9 million at December 31, 2001. The strongest growth was in commercial loans and commercial real estate loans reflecting our strength as a local small business community bank.

Our loan portfolio has a heavy commercial orientation as evidenced by the information provided in Table 8. We began in late 1999 to better diversify the loan portfolio by purchasing consumer loans. We continued to diversify our portfolio in 2000 and 2001 by purchasing consumer installment loans.

Loans receivable accounted for on a non-accrual basis at December 31, 2001 and 2000 were $361,000 and $585,000, respectively. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments as of December 31, 2001 and 2000, were $566,000 and $2,000, respectively. There are no loans as of December 31, 2001 and 2000 included above which are "troubled debt restructurings." Specific reserves of $157,000 were made in 2001 for one of the non-accrual loans. At December 31, 2001 the ratio of non-performing loans to total loans was 0.18% as compared to 0.38% at December 31, 2000. Table 9 presents additional information on nonperforming loans receivable.

Non-Interest Income

Non-interest income was $3.3 million for the year ended December 31, 2001, an increase of $1.2 million over the same period of 2000. The largest portion of this increase was investment fee income from our subsidiary Cardinal Wealth Services, Inc., which increased to $1.9 million in 2001 from $1.5 million in 2000. Due to increased deposit accounts, service charges on deposit accounts increased $244,000 to $398,000 during 2001 as compared to $154,000 in 2000. Loan service charges increased to $433,000 or 88.3% from $230,000 in 2000 due to the increase in the loan portfolio. During 2001, we consolidated operations, sublet the excess space and received rental income of $110,000 for that space. Table 6 provides additional detail on non-interest income for the years ended December 31, 2002, 2001 and 2000.

Non-Interest Expense

Non-interest expense was $23.9 million and $11.7 million for the years ended December 31, 2001 and 2000, respectively. The 2001 increase included a one-time charge of $8.3 million that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. An evaluation of 2001 year losses produced by Cardinal Bank – Potomac and expectations of future additional losses indicated a potential impairment in our investment in Heritage. Loan and deposit growths were materially less than what had been anticipated in our original projections. Projections were based on historical growth under prior management and the experience of the Heritage lending group. At September 30, 2001, total loans and deposits were $29.0 million and $22.0 million less than what we had projected. This differential between actual and projected growth was partially due to the loss of customer generating employees and the subsequent loss of their respective portfolios. In the fourth quarter of 2001, a valuation of Cardinal Bank – Potomac was performed by an external consultant in response to these impairment indicators. The valuation was performed in compliance with SFAS No. 121 and indicated a significant impairment, which resulted in the write down of goodwill of $8.3 million. Also, during 2001, we made the decision to restructure from four banks to one to simplify our structure and reduce costs. Consequently, included in non-interest expense is approximately $884,000 in non-recurring costs associated with the restructuring. This restructuring was completed in the first quarter of 2002. In addition, operating results in 2001 and 2000 reflected significant increases in all income and expense categories due to our growth. Table 7 reflects the components of non-interest expense for the years ended December 31, 2002, 2001 and 2000.

Investment Securities Available-for-Sale

Investment securities increased to $34.1 million at December 31, 2001 as compared to $6.9 million at December 31, 2000. Our growth and simplification of our structure have made more funds available for investments. The portfolio yield decreased from 6.60% as of December 31, 2000 to 5.36% as of December 31, 2001 due to higher yielding investments maturing or being called. Table 10 reflects the composition of the investment portfolio as of December 10, 2002, 2001 and 2000.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Our objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of financial institutions. The guidelines define capital as both Tier 1 (primarily common shareholders' equity, defined to include certain debt obligations) and Tier 2 (to include certain other debt obligations and a portion of the allowance for loan losses and 45% of unrealized gains in equity securities).

At December 31, 2002, shareholders' equity was $40.7 million compared to $20.6 million at December 31, 2001. The increase in shareholders' equity is the result of our successful second quarter 2002 rights and secondary common stock offerings, which raised $18.5 million in new capital. In addition, changes in unrealized gains on investment securities available-for-sale amounted to $2.6 million for the year ended December 31, 2002. The increases in common stock and other comprehensive income offset the preferred dividends paid and the net loss for 2002. Book value per common share as December 31, 2002 and 2001 was $3.37 and $3.21, respectively.

Footnote 10 to the Notes to Consolidated Financial Statements shows the minimum capital requirement and our capital position as of December 31, 2002 and 2001 for the bank holding company. Our regulatory capital levels for the bank and bank holding company meet those established for well-capitalized institutions.

We expect to invest funds in the previously announced relocation of our headquarters to Tysons Corner, Virginia and branch acquisitions. However, the lease on our current headquarters space expires in 2004, and during the past year we have had success in subleasing other excess or vacated space. Moreover, the branches to be acquired are currently being used as bank branches and can be converted to our use on a turnkey basis. We are not acquiring (or paying for) deposits, and the branch acquisitions are spread over 2003 and 2004.

Liquidity

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the current components of a solid foundation for our liquidity position. In addition, the availability of regional and national wholesale funding sources including federal funds purchased, negotiable certificates of deposit, securities sold under agreements to repurchase, and borrowings from the Federal Home Loan Bank enhance our liquidity. Cash flows from operations, such as loan payments and payoffs are also a significant source of liquidity. We have a contingency plan that provides for continued monitoring of liquidity needs and available sources of liquidity. We believe we have the ability to meet our liquidity needs. Liquid assets, which include cash and due from banks, federal funds sold and investment securities available-for-sale, at December 31, 2002, totaled $227.0 million. Of that, $131.7 million in investment securities available-for-sale were available as collateral for additional Federal Home Loan Bank borrowings. Table 14 reflects the maturities of the certificates of deposit of $100,000 or more as of December 31, 2002.

Table 14

Certificates of Deposit of $100,000 or More
As of December 31, 2002
(Dollars in thousands)

Maturities:	
Three months or less	$ 10,759
Over three months through six months	8,716
Over six months through twelve months	15,323
Over twelve months	45,214
	$ 80,012

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan, " "foresee" or other words or phrases of similar import. Similarly, statements that describe our future financial condition or results of operations, objectives, strategies, plans, goals or future performance and business also are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in our Annual Report on Form 10-K, that could cause our actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur.

The Board of Directors and Shareholders
Cardinal Financial Corporation and subsidiaries:

We have audited the accompanying consolidated statements of condition of Cardinal Financial Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

McLean, Virginia
January 15, 2003

Consolidated Statements of Condition

As of December 31	2002	2001
(Dollars in thousands, except share data)		
Assets		
Cash and due from banks	$ 27,465	$ 11,446
Federal funds sold	35,906	23,013
Total cash and cash equivalents	63,371	34,459
Investment securities available-for-sale	163,665	34,147
Other investments	1,615	1,268
Loans held for sale	—	4,732
Loans receivable, net of fees	249,106	200,911
Allowance for loan losses	(3,372)	(3,104)
Loans receivable, net	245,734	197,807
Premises and equipment, net	4,942	5,077
Goodwill and other intangibles, net	646	668
Accrued interest and other assets	6,350	1,426
Total assets	$ 486,323	$ 279,584
Liabilities and Shareholders' Equity		
Deposits	$ 423,479	$ 246,024
Other borrowed funds	2,000	9,824
Accrued interest and other liabilities	20,132	3,112
Total liabilities	445,611	258,960
Preferred stock, $1 par value, 10,000,000 shares authorized:		
Series A preferred stock, cumulative convertible, 1,364,684 and 1,364,714 shares outstanding in 2002 and 2001, respectively	1,365	1,365
Common stock, $1 par value, 50,000,000 shares authorized, 10,044,345 and 4,294,323 shares outstanding in 2002 and 2001, respectively	10,044	4,294
Additional paid-in capital	51,231	38,488
Accumulated deficit	(24,273)	(23,249)
Accumulated other comprehensive income (loss)	2,345	(274)
Total shareholders' equity	40,712	20,624
Total liabilities and shareholders' equity	$ 486,323	$ 279,584

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31	2002	2001	2000
(In thousands, except per share data)			
Interest income:			
Loans receivable	$ 14,798	$ 14,973	$ 9,258
Federal funds sold	871	1,085	1,451
Investment securities available-for-sale	4,501	437	371
Other investments	72	82	70
Total interest income	20,242	16,577	11,150
Interest expense:			
Deposits	9,364	7,027	4,293
Other borrowed funds	222	473	447
Total interest expense	9,586	7,500	4,740
Net interest income	10,656	9,077	6,410
Provision for loan losses	444	1,202	753
Net interest income after provision for loan losses	10,212	7,875	5,657
Non-interest income:			
Service charges on deposit accounts	511	398	154
Loan service charges	392	433	230
Investment fee income	940	1,941	1,516
Net gain (loss) on sales of loans	74	49	(23)
Net realized gain (loss) on investment securities available-for-sale	524	—	(32)
Net gain on sales of assets	39	18	57
Other income	793	428	196
Total non-interest income	3,273	3,267	2,098
Non-interest expense:			
Salary and benefits	5,715	7,731	6,317
Occupancy	1,381	1,373	1,075
Professional fees	1,011	705	508
Depreciation	736	804	601
Writedown on WorldCom bond	1,660	—	—
Amortization and write down of intangibles	22	8,907	235
Other operating expenses	3,489	4,346	2,990
Total non-interest expense	14,014	23,866	11,726
Net loss before income taxes	(529)	(12,724)	(3,971)
Provision for income taxes	—	—	—
Net loss	$ (529)	$ (12,724)	$ (3,971)
Dividends to preferred shareholders	495	503	171
Net loss to common shareholders	$ (1,024)	$ (13,227)	$ (4,142)
Basic and diluted loss per common share	$ (0.13)	$ (3.11)	$ (0.98)
Weighted-average common shares outstanding	7,949	4,258	4,246

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31	2002	2001	2000
(Dollars in thousands)			
Net loss	$ (529)	$ (12,724)	$ (3,971)
Other comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale investment securities:			
Unrealized holding gain (loss) arising during the year	3,143	(278)	85
Less: reclassification adjustment for gains (losses) included in net loss	524	—	(32)
Comprehensive income (loss)	$ 2,090	$ (13,002)	$ (3,854)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2002, 2001 and 2000	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Paid-in Capital	Additional Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
(Dollars in thousands)								
Balance, December 31, 1999	—	$ —	4,243	$ 4,243	$ 32,496	$ (5,881)	$ (113)	$ 30,745
Issuance of 1,411,499 shares of cumulative preferred stock, par value $1	1,411	1,411	—	—	5,645	—	—	7,056
Issuance of common stock options in connection with acquisition	—	—	—	—	301	—	—	301
Stock options exercised	—	—	7	7	15	—	—	22
Issuance of stock awards	—	—	3	3	9	—	—	12
Dividends on preferred stock	—	—	—	—	—	(170)	—	(170)
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	117	117
Net loss	—	—	—	—	—	(3,971)	—	(3,971)
Balance, December 31, 2000	1,411	$ 1,411	4,253	$ 4,253	$ 38,466	$ (10,022)	$ 4	$ 34,112
Issuance of stock awards	—	—	3	3	3	—	—	6
Stock options exercised	—	—	3	3	8	—	—	11
Dividends on preferred stock	—	—	—	—	—	(503)	—	(503)
Preferred stock converted to common stock	(46)	(46)	35	35	11	—	—	—
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	(278)	(278)
Net loss	—	—	—	—	—	(12,724)	—	(12,724)
Balance, December 31, 2001	1,365	$ 1,365	4,294	$ 4,294	$ 38,488	$ (23,249)	$ (274)	$ 20,624
Rights offering shares issued	—	—	2,437	2,437	5,462	—	—	7,899
Public offering shares issued	—	—	3,313	3,313	7,281	—	—	10,594
Dividends on preferred stock	—	—	—	—	—	(495)	—	(495)
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	2,619	2,619
Net loss	—	—	—	—	—	(529)	—	(529)
Balance, December 31, 2002	1,365	$ 1,365	10,044	$ 10,044	$ 51,231	$ (24,273)	$ 2,345	$ 40,712

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31	2002	2001	2000
(Dollars in thousands, except share data)			
Cash flows from operating activities:			
Net loss	$ (529)	$ (12,724)	$ (3,971)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	736	804	600
Amortization and writedown of intangibles, premiums and discounts	1,120	8,960	230
Provision for loan losses	444	1,202	753
Originations of loans held for sale	(4,369)	(15,807)	1,275
Proceeds from the sale of loans held for sale	9,175	11,124	(1,252)
Writedown on WorldCom bond	1,660	—	—
(Gain) loss on sale of investment securities available-for-sale	(524)	—	32
Gain on sale of other assets	(113)	(67)	(48)
(Increase) decrease in accrued interest and other assets	(4,924)	117	(1,082)
Increase in accrued interest and other liabilities	17,020	834	1,268
Compensation related to stock awards	—	6	12
Net cash provided by (used in) operating activities	19,696	(5,551)	(2,183)
Cash flows from investing activities:			
Purchase of premises and equipment	(601)	(501)	(1,456)
Proceeds from sale of premises and equipment	—	28	175
Proceeds from sale, maturity and call of investment securities available-for-sale	42,034	4,500	2,468
Proceeds from sale of other investments	188	832	—
Purchase of investment securities available-for-sale	(197,255)	(34,101)	—
Purchase of other investments	(535)	(587)	(133)
Redemptions of investment securities available-for-sale	25,564	2,111	421
Net increase in loans receivable	(47,808)	(46,458)	(48,244)
Net cash acquired in acquisition	—	—	11,090
Net cash used in investing activities	(178,413)	(74,176)	(35,679)
Cash flows from financing activities:			
Net increase in deposits	177,455	82,653	49,600
Net increase (decrease) in other borrowed funds	(7,824)	2,537	(1,145)
Proceeds from rights offering	7,899	—	—
Proceeds from public offering	10,594	—	—
Dividends on preferred stock	(495)	(503)	(170)
Stock options exercised	—	11	22
Net cash provided by financing activities	187,629	84,698	48,307
Net increase in cash and cash equivalents	28,912	4,971	10,445
Cash and cash equivalents at beginning of year	34,459	29,488	19,043
Cash and cash equivalents at end of year	$ 63,371	$ 34,459	$ 29,488
Supplemental disclosure of cash flow information:			
Cash paid during year for interest	$ 9,491	$ 7,538	$ 4,676

Supplemental schedule of noncash investing and financing activities:

In 2000, the Company purchased all of the common stock of Heritage Bancorp, Inc. for $14.4 million. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$ 62,162
Goodwill and other intangibles	9,812
Cash paid	(7,059)
Preferred stock issued	(7,056)
Issuance of common stock options	(301)
Fair value of liabilities assumed	$ 57,558

See accompanying notes to consolidated financial statements.

(1) Organization

Cardinal Financial Corporation (the "Company") was incorporated November 24, 1997 under the laws of the Commonwealth of Virginia as a holding company whose activities consist of investment in its wholly-owned subsidiaries. In addition to Cardinal Bank, N.A., which began operations in 1998, the Company opened the following three subsidiaries in 1999, Cardinal Wealth Services, Inc. an investment subsidiary (as of February 1, 1999), Cardinal Bank – Manassas/Prince William, N.A. (as of July 26, 1999), and Cardinal Bank – Dulles, N.A. (as of August 2, 1999). On September 1, 2000, the Company completed its acquisition of Heritage Bancorp, Inc. and its banking subsidiary, The Heritage Bank, headquartered in McLean, Virginia. The Heritage Bank was renamed and became the Company's fourth banking subsidiary, Cardinal Bank – Potomac. On November 1, 2001, the Company consolidated two of its banking subsidiaries, Cardinal Bank – Dulles, N.A. and Cardinal Bank – Potomac into Cardinal Bank, N.A. On March 1, 2002, the Company consolidated Cardinal Bank – Manassas/ Prince William, N.A. into Cardinal Bank, N.A., the Company's only remaining banking subsidiary.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, and the determination of impairment on investment securities.

(b) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(c) Cash and Cash Equivalents
For the purpose of presentation in the consolidated statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in cash, due from banks, and federal funds sold.

(d) Investment Securities
The Company classifies its debt and marketable equity securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available-for-sale.

Held to maturity securities are held at cost. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of tax if applicable, on available-for-sale securities are reported in other comprehensive income (loss).

Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are deemed other than temporary are charged to earnings as realized losses, resulting in the establishment of a new cost basis for the security.

Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity. Prepayment of the mortgages securing the mortgage-backed securities may affect the maturity date and yield to maturity. The Company uses actual principal prepayment experience and estimates of future principal prepayments in calculating the yield necessary to apply the effective interest method.

(e) Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis as determined by outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to operations. Cost basis includes unpaid principal balances, origination premiums or discounts, and deferred net fees or costs.

(f) Loans Receivable and Allowance for Loan Losses
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and any deferred fees or costs. Loan origination fees and certain direct origination costs are capitalized and amortized as an adjustment of the yield of the related loan.

Loans are placed in nonaccrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days, and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then accrued interest. It is the Company's policy not to record interest income on nonaccrual loans until principal has become current.

The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses is increased by provisions for loan losses and decreased by charge-offs (net of recoveries). Management's periodic determination of the allowance is based on the Company's past loan loss experience, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Management believes that the current allowance for loan losses is a reasonable estimate of known and inherent losses in the current loan portfolio.

(g) Premises and Equipment
Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over their estimated useful lives from 3 to 10 years. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term, whichever is shorter.

(h) Goodwill and Other Intangibles
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written-down when appropriate. Projected undiscounted net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated

undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. In 2002, the Company evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the goodwill for the year ended December 31, 2002.

(i) Investment Fee Income
Investment fee income represents commissions paid by customers of Cardinal Wealth Services, Inc. for investment transactions. Fees are recognized in income as they are earned.

(j) Income Taxes
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(k) Loss Per Common Share
Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods. Common stock equivalents outstanding at December 31, 2002, 2001 and 2000 were antidilutive and consequently not included in the loss per common share calculation.

(l) Stock Option Plan
The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant.

(m) Stock Based Compensation
At December 31, 2002, the Company had two stock-based employee compensation plans, which are described more fully in Footnote 14. As permitted under SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amended SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including *Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation*, an interpretation of APB No. 25. The following table illustrates the effect on net loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(Dollars in thousands, except per share data)

Year ended December 31,	2002	2001	2000
Net loss to common shareholders as reported	$ (1,024)	$ (13,227)	$ (4,142)
Deduct: Total stock based employee compensation expense determined under fair value-based method for all awards	(265)	(138)	(120)
Pro forma net loss	$ (1,289)	$ (13,365)	$ (4,262)
Loss per common share:			
Basic – as reported	$ (0.13)	$ (3.11)	$ (0.98)
Basic – pro forma	(0.16)	(3.14)	(1.00)
Diluted – as reported	(0.13)	(3.11)	(0.98)
Diluted – pro forma	(0.16)	(3.14)	(1.00)

The weighted average per share fair values of grants made in 2002, 2001 and 2000 were $2.12, $2.04 and $2.23, respectively. The fair values of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2002	2001	2000
Estimated option life	10 years	10 years	10 years
Risk free interest rate	4.25%	4.90%	6.54%
Expected volatility	20.4%	36.3%	33.5%
Expected dividend yield	0.00%	0.00%	0.00%

(n) Reclassifications
Certain amounts for 2001 and 2000 have been reclassified to conform to the presentation for 2002.

(3) Investment Securities and Other Investments

The fair value and amortized cost of available-for-sale securities as of December 31, 2002 and 2001 are shown below.

	2002	
(Dollars in thousands)	Fair value	Amortized cost
Obligations of U.S. government-sponsored agencies and enterprises	$ 39,036	$ 38,787
Mortgage-backed securities	117,079	115,026
Other bonds	5,000	5,000
Treasury bonds	2,550	2,507
Total	$ 163,665	$ 161,320

	2001	
(Dollars in thousands)	Fair value	Amortized cost
Obligations of U.S. government-sponsored agencies and enterprises	$ 4,458	$ 4,501
Mortgage-backed securities	22,357	22,530
Corporate bonds	7,083	7,140
Treasury bonds	249	250
Total	$ 34,147	$ 34,421

The fair value and amortized cost of available-for-sale securities by contractual maturity at December 31, 2002 is shown below. Expected maturities may differ from contractual maturities because many issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	2002	
(Dollars in thousands)	Fair value	Amortized cost
After 1 year but within 5 years	29,538	29,246
After 5 years but within 10 years	12,048	12,048
After 10 years	5,000	5,000
Mortgage-backed securities	117,079	115,026
Total	$ 163,665	$ 161,320

For the years ended December 31, 2002, 2001, and 2000, proceeds from sales of investment securities available-for-sale amounted to $31.3 million, $0, and $2.5 million, respectively. Gross realized gains in 2002 amounted to $544,000. There were no realized gains during 2001 and 2000. Gross realized losses during 2002, 2001 and 2000 amounted to $20,000, $0 and $32,000, respectively. The following table presents gross unrealized gains and losses in the investment securities available-for-sale portfolio as of December 31, 2002 and 2001.

	2002			
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Maturing within 1 year	$ 15,478	$ 272	$ —	$ 15,750
After 1 year but within 5 years	99,798	2,093	(11)	101,880
After 5 years but within 10 years	25,743	7	(16)	25,734
After 10 years	20,301	—	—	20,301
Total	$ 161,320	$ 2,372	$ (27)	$ 163,665

	2001			
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Maturing within 1 year	$ 432	$ 1	$ (1)	$ 432
After 1 year but within 5 years	20,595	—	(148)	20,447
After 5 years but within 10 years	8,429	7	(94)	8,342
After 10 years	4,965	9	(48)	4,926
Total	$ 34,421	$ 17	$ (291)	$ 34,147

Investment securities available-for-sale that were pledged to secure short-term borrowings at December 31, 2002 and 2001 had fair values of $20.0 million and $1.3 million, respectively. At December 31, 2002 and 2001, investment securities available-for-sale that were pledged to secure repurchase agreements were $0 and $507,000, respectively. Investment securities available-for-sale that were pledged to secure debtor in possession deposit accounts and treasury, tax and loan payments at December 31, 2002 and 2001 were $2.5 million and $249,000, respectively.

Other investments at December 31, 2002 include $933,000 of Federal Reserve Bank stock, $619,000 of Federal Home Loan Bank stock, and $63,000 of Community Bankers' Bank stock. As members of the Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta, the Company's banking subsidiaries are required to hold stock in these entities. Stock membership in Community Bankers' Bank allows the Company to participate in loan purchases or sales including participations. These investments are carried at cost since no active trading markets exist.

(4) Loans Receivable

The loan portfolio at December 31, 2002 and 2001 consists of the following:

(Dollars in thousands)	2002	2001
Commercial	$ 58,292	$ 57,665
Real estate – commercial	116,135	87,116
Real estate – construction	5,781	6,397
Real estate – residential	31,808	14,469
Home equity lines	26,831	21,299
Consumer	10,235	13,941
	249,082	200,887
Net deferred fees	24	24
Loans receivable, net of fees	249,106	200,911
Allowance for loan losses	(3,372)	(3,104)
Loans receivable, net	$ 245,734	$ 197,807

Most of the Company's loans, commitments and standby letters of credit have been granted to customers located in the Washington, D.C. metropolitan area. The concentrations of credit by type of loan are set forth in the previous table. As a matter of regulatory restriction, the Company's banking subsidiaries limit the amount of credit extended to any single borrower or group of related borrowers.

An analysis of the change in the allowance for loan losses follows:

(Dollars in thousands)	2002	2001	2000
Balance, beginning of year	$ 3,104	$ 1,900	$ 726
Provision for loan losses	444	1,202	753
Transfer to bank's liability on unfunded commitments	(74)	—	—
Assumed allowance for loan losses from acquisition of Heritage Bancorp, Inc.	—	—	421
Loans charged off	(117)	—	—
Recoveries	15	2	—
Balance, end of year	$ 3,372	$ 3,104	$ 1,900

As of December 31, 2002 and 2001, the Company had impaired loans of $917,000 and $361,000, respectively, which were on nonaccrual status. These impairments had valuation allowances of $480,000 and $193,000 as of December 31, 2002 and 2001, respectively. The average balance of impaired loans was $568,000 and $207,000 for 2002 and 2001, respectively. The Company recorded no interest income on impaired loans. Interest income that would have been recorded had these loans been performing would have been $37,000 for 2002, $17,000 for 2001 and $34,000 for 2000.

(5) Premises and Equipment

Components of premises and equipment at December 31, 2002 and 2001 were as follows:

(Dollars in thousands)	2002	2001
Land	$ 197	$ 197
Building	789	789
Furniture and equipment	4,304	3,834
Leasehold improvements	2,351	2,161
Total cost	7,641	6,981
Less accumulated depreciation and amortization	2,699	1,904
Premises and equipment, net	$ 4,942	$ 5,077

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $736,000, $804,000 and $601,000, respectively.

The Company has entered into leases for office space over various terms. The leases are subject to annual increases as well as allocations of real estate taxes and certain operating expenses.

Minimum future rental payments under the noncancelable operating leases, as of December 31, 2002 for each of the next five years and in the aggregate, are as follows:

(Dollars in thousands) Year ending December 31,	Amount
2003	$ 1,273
2004	997
2005	1,027
2006	958
2007	942
Thereafter	1,556
	$ 6,753

The total rent expense was $1.3 million, $1.3 million and $965,000 in 2002, 2001 and 2000, respectively.

In 2002 and 2001, the Company entered into contracts as sublessor for excess office space. Future minimum lease payment receivables under noncancelable leasing arrangements as of December 31, 2002 for each of the next five years and in the aggregate are as follows:

(Dollars in thousands) Year ending December 31,	Amount
2003	$ 355
2004	277
2005	241
2006	245
2007	181
Thereafter	713
	$ 2,012

The total rent income was $409,000, $110,000 and $0 in 2002, 2001 and 2000, respectively.

(6) Deposits

Deposits consist of the following at December 31, 2002 and 2001:

(Dollars in thousands)	2002	2001
Demand deposits	$ 72,962	$ 61,739
Interest checking	146,041	45,313
Money market and statement savings	31,078	28,676
Certificates of deposit	173,398	110,296
	$ 423,479	$ 246,024

Interest expense by deposit categories is as follows:

(Dollars in thousands)	2002	2001	2000
Interest checking	$ 3,073	$ 370	$ 130
Money market and statement savings	577	869	685
Certificates of deposit	5,714	5,788	3,478
	$ 9,364	$ 7,027	$ 4,293

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $80.0 million and $59.8 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	
2003	$ 68,398
2004	60,405
2005	14,961
2006	11,893
2007 and thereafter	17,741
	$ 173,398

(7) Other Borrowed Funds

The Company has advances from the Federal Home Loan Bank of Atlanta of $2.0 million and $9.8 million at December 31, 2002 and 2001, respectively. As of December 31, 2002, 2001 and 2000, the Company had the following advances outstanding:

(Dollars in thousands)
As of December 31, 2002

Advance Date	Interest Rate	Term of Advance	Amount Date Due	Outstanding
09/19/2001	3.70%	24 months	09/19/2003	$ 1,000
10/11/2002	1.96%	6 months	04/11/2003	1,000
	2.83%			$ 2,000

As of December 31, 2001

Advance Date	Interest Rate	Term of Advance	Amount Date Due	Outstanding
03/19/2001	4.68%	12 months	03/19/2002	$ 1,800
03/19/2001	4.68%	12 months	03/19/2002	1,000
08/06/2001	4.05%	12 months	08/06/2002	3,000
08/28/2001	3.89%	12 months	08/28/2002	3,000
09/19/2001	3.70%	24 months	09/19/2003	1,000
	4.15%			$ 9,800

As of December 31, 2000

Advance Date	Interest Rate	Term of Advance	Amount Date Due	Outstanding
12/12/2000	6.70%	3 months	03/12/2001	$ 3,000
12/26/2000	6.42%	4 months	04/26/2001	3,000
	6.56%			$ 6,000

The average balances of short-term borrowings for the years ended December 31, 2002, 2001 and 2000 were $5.6 million, $9.0 million, and $6.0 million, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 2002, 2001 and 2000 was $9.8 million, $9.8 million, and $6.0 million, respectively. Total interest expense on short-term borrowings for the years ended December 31, 2002, 2001 and 2000 was $222,000, $448,000 and $398,000, respectively.

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company is required to provide additional collateral based on the fair value of the underlying securities.

As of December 31, 2002 the Company had no repurchase agreements. As of December 31, 2001, and 2000, the Company had repurchase agreements of $24,000 and $1.3 million at a rate of 0.50% and 5.00%, respectively. The average balances of the repurchase agreements for 2002, 2001 and 2000 were $0, $1.0 million and $929,000, respectively, and the maximum amount outstanding at any month-end during 2001 and 2000 were $1.6 million and $3.7 million, respectively. Interest expense on repurchase agreements for 2002, 2001 and 2000 was $0, $25,000 and $49,000, respectively.

(8) Preferred Stock

In connection with the acquisition of Heritage Bancorp, Inc. on September 1, 2000, the Company issued 1,411,268 shares of Series A Preferred Sock, cumulative convertible. Shares of the Preferred Stock outstanding at December 31, 2002 and 2001 were 1,364,684 and 1,364,714, respectively. The Series A Preferred Stock has a par value of $1.00 per share and a liquidation preference of $5.00 per share. It is redeemable by the Company at any time on or after March 31, 2004 if the Company's common stock trades at a price above $8.65 for 20 consecutive days at a redemption price of $5.00 per share. Dividends on the Series A Preferred Stock are payable quarterly for a cumulative annual dividend of $0.3625 or 7.25% of the $5.00 liquidation amount, before any dividend is paid on any Cardinal common stock. Holders of Series A Preferred Stock have the right to convert 1 share of Series A Preferred Stock for 0.75 shares of Cardinal common stock at any time. Holders of Series A Preferred Stock are not entitled to receive notice of, or to participate in, or to vote on any matter at any meeting of the shareholders, except to the extent that they are afforded a vote by the laws of the Commonwealth of Virginia in existence at the time any matter requiring such a vote shall arise. Notwithstanding the lack of voting rights, under Sections 13.1-707 and 708 of the Virginia Stock Corporation Act the holders of the Series A Preferred Stock are entitled to notice of any meeting of the shareholders considering an amendment to our Articles of Incorporation relating to any of the matters described in Section 13.1-708 of the Virginia Stock Corporation Act and to vote as a class.

(9) Income Taxes

The Company and its subsidiaries file consolidated tax returns on a calendar-year basis. The Company had no provision for current and deferred income taxes for the years ended December 31, 2002, 2001 and 2000, respectively.

The provision for income taxes is reconciled to the amount computed by applying the federal corporate tax rate to income before taxes and is as follows:

(Dollars in thousands)	2002	2001	2000
Income tax (benefit) at federal corporate rate	$ (180)	$ (4,326)	$ (1,350)
Nondeductible expenses	7	2,998	90
Change in valuation allowance	173	1,328	1,260
	$ —	$ —	$ —

The tax benefits of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following:

(Dollars in thousands)	2002	2001
Deferred tax assets:		
Bad debts	$ 1,047	$ 910
Organization and other costs	19	46
Net operating loss carryforwards	4,401	4,482
Unrealized (gains) losses on investments available-for-sale	(797)	95
Other	157	154
Total gross deferred assets	4,827	5,687
Less valuation allowance	(4,553)	(5,365)
Net deferred tax assets	274	322
Deferred tax liabilities:		
Prepaid expenses	(19)	(31)
Depreciation	(134)	(154)
Loan origination costs	(121)	(135)
Other	—	(2)
Total gross deferred tax liabilities	(274)	(322)
Net deferred tax asset	$ —	$ —

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as depreciation and amortization, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance in the amount of $4.5 million at December 31, 2002 and $5.4 million at December 31, 2001 has been established for deferred tax assets, as realization is dependent upon generating future taxable income.

The Company has net operating loss carryforwards of approximately $12.9 million at December 31, 2002, which are available to offset future taxable income. $1.9 million of the net operating loss carryforwards is subject to annual limitation on utilization. The Company's net operating loss carryforwards expire as follows: $1.5 million in 2018, $3.6 million in 2019, $5.1 million in 2020, and $2.7 in 2021.

(10) Regulatory Matters

The Company's banking subsidiary, Cardinal Bank, N.A. (the "Bank"), as a national bank, is subject to the dividend restrictions established by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. At December 31, 2002, there were no earnings against which dividends could be paid.

The Bank is required to maintain a minimum average reserve balance with the Federal Reserve Bank. The average amount of the required reserve was $10.2 million for 2002. As members of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6 percent of the Bank's capital and surplus. The Bank is required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the regulators to stratify institutions into five quality tiers based upon their relative capital strengths and to increase progressively the degree of regulation over the weaker institutions, limits the pass through deposit insurance treatment of certain types of accounts, adopts a "truth in savings" program, calls for the adoption of risk-based premiums on deposit insurance and requires the Bank to observe insider credit underwriting products no less strict than those applied to comparable noninsider transactions.

At December 31, 2002 and 2001, the Company and the Bank met all regulatory capital requirements. The key measures of capital are: (1) total capital (Tier I capital plus the allowance for loan losses up to certain limitations) as a percent of total risk-weighted assets, (2) Tier I capital (as defined) as a percent of total risk-weighted assets (as defined), and (3) Tier I capital (as defined) as a percent of total assets (as defined).

Risk Based Capital Information

As of December 31, 2002	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets	$ 41,093	13.35%	$ 24,625 ≥	8.00%	$ 30,781 ≥	10.00%
Tier I capital to risk weighted assets	37,721	12.25%	12,313 ≥	4.00%	18,469 ≥	6.00%
Tier I capital to average assets	37,721	8.97%	18,330 ≥	4.00%	15,391 ≥	5.00%

As of December 31, 2001	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets	$ 23,333	10.42%	$ 17,909 ≥	8.00%	$ 22,387 ≥	10.00%
Tier I capital to risk weighted assets	20,230	9.04%	8,955 ≥	4.00%	13,432 ≥	6.00%
Tier I capital to average assets	20,230	8.57%	10,891 ≥	4.00%	13,614 ≥	5.00%

(11) Related-Party Transactions

Officers, directors, employees and their related business interests are loan customers in the ordinary course of business. In management's opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features.

Analysis of activity for loans to related parties is as follows:

(Dollars in thousands)	2002
Balance, beginning of year	$ 2,727
New loans	2,177
Loans paid off or paid down	(152)
Balance, end of year	$ 4,752

(12) Loss Per Common Share

The following is the calculation of basic and diluted loss per common share. Because the Company has net losses, all stock options issued have an anti-dilutive effect and, therefore, have been excluded from the loss per common share calculation.

(Dollars and shares in thousands)	2002	2001	2000
Net loss	$ (529)	$ (12,724)	$ (3,971)
Dividends to preferred shareholders	495	503	171
Net loss to common shareholders	$ (1,024)	$ (13,227)	$ (4,142)
Weighted average shares for basic and diluted	7,949	4,258	4,246
Basic loss per common share	$ (0.13)	$ (3.11)	$ (0.98)
Diluted loss per common share	$ (0.13)	$ (3.11)	$ (0.98)

(13) Employee Benefit Plan

The Company established a 401(k) plan in January 1998 for all eligible employees. The Company began to match a portion of employee contributions beginning January 1, 1999. The Company's match for December 31, 2002, 2001 and 2000 was $102,000, $118,000 and $109,000, respectively.

(14) Director and Employee Stock Compensation Plans

In 1998, the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant stock options to employees and members of the Company's and its' subsidiaries' Boards of Directors. The Company has granted options to purchase up to 625,000 shares of common stock as of December 31, 2002.

In 1999, the Company granted stock awards to an employee. These awards became fully vested in 2001. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $0, $6,000 and $12,000, respectively, in compensation expense related to the stock awards.

Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Director stock options have 10-year terms and vest and become fully exercisable immediately. Certain employee stock options have 10-year terms and vest and become fully exercisable after 3 years. Other employee stock options have 10-year terms and vest and become fully exercisable in 20% increments beginning after their first year of vesting.

Stock option activity during the years indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2000	325,212	$ 5.74
Granted	130,740	4.07
Exercised	(2,809)	3.75
Forfeited	(85,115)	5.77
Expired	—	—
Balance at December 31, 2001	368,028	$ 5.23
Granted	265,530	3.27
Exercised	—	—
Forfeited	(90,665)	5.48
Expired	—	—
Balance at December 31, 2002	542,893	$ 4.22

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $2.41 - $10.00 and 8.0 years, respectively. At December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $2.41 - $10.00 and 7.7 years, respectively. As of December 31, 2002 and 2001, the outstanding options exercisable were 279,634 and 171,793, respectively. The weighted average exercise price for the outstanding options exercisable as of December 31, 2002 and 2001 are $4.71 and $4.48, respectively.

Information pertaining to options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighed Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.41 - $3.56	333,365	8.4 years	$ 3.27	143,585	$ 3.29
$3.95 - $5.50	103,690	7.9 years	4.68	30,211	4.22
$6.38 - $7.00	105,088	6.4 years	6.77	105,088	6.77
$10.00 - $10.00	750	5.9 years	10.00	750	10.00
Outstanding at year end	542,893	8.0 years	$ 4.22	279,634	$ 4.71

At December 31, 2002 and 2001, additional shares available for grant under the Plan were 72,039 and 246,904, respectively. The per share weighted-average fair value of stock options granted during 2002 and 2001 was $2.12 and $2.04, respectively, on the date of grant using the Black Scholes option-pricing model (using an expected volatility over the expected life of the options of 20.4 percent and 36.3 percent, respectively). As of December 31, 2002 the weighted-average assumptions were as follows: expected dividend yield 0.00 percent, risk-free interest rate of 4.25 percent, and an expected life of 10 years. As of December 31, 2001, the weighted-average assumptions were as follows: expected dividend yield 0.00 percent, risk-free interest rate of 4.90 percent, and an expected life of 10 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

(Dollars in thousands)	2002	2001	2000
Net loss to common shareholders:			
As reported	$ (1,024)	$ (13,227)	$ (4,142)
Pro forma	(1,289)	(13,365)	(4,262)
Loss per common share:			
As reported	$ (0.13)	$ (3.11)	$ (0.98)
Pro forma	(0.16)	(3.14)	(1.00)

During 2002, the shareholders approved the Company's 2002 Equity Compensation Plan. The Equity Plan authorizes the granting of options, which may either be Incentive Stock Options, Non-Qualified Stock Options, stock appreciation rights, restricted stock awards, phantom stock awards and performance share awards to directors, eligible officers and key employees of the Company. The Equity Plan authorizes the issuance of options and other equity instruments equivalent to 700,000 shares, or 6.32% of the outstanding shares of common stock plus shares of common stock issuable upon conversion of the Company's outstanding Series A Preferred Stock. No shares were granted under the 2002 Equity Compensation Plan as of December 31, 2002.

(15) Segment Reporting

The Company operates and reports in two business segments, commercial banking and investment advisory services. The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with several choices of deposit products including demand deposit accounts, savings accounts and certificates of deposit. The investment advisory services segment provides advisory services to businesses and individuals including financial planning and retirement/estate planning.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 follows:

(Dollars in thousands)

December 31, 2002	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 10,575	$ —	$ 81	$ —	$ 10,656
Provision for loan losses	444	—	—	—	444
Non-interest income	2,122	942	209	—	3,273
Non-interest expense	12,269	1,147	598	—	14,014
Net loss	$ (16)	$ (205)	$ (308)	$ —	$ (529)
Total assets	$ 483,135	$ 274	$ 41,159	$ (38,245)	$ 486,323

December 31, 2001	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 9,051	$ —	$ 26	$ —	$ 9,077
Provision for loan losses	1,202	—	—	—	1,202
Non-interest income	1,210	1,947	116	—	3,267
Non-interest expense	19,220	2,034	2,612	—	23,866
Net loss	$ (10,161)	$ (87)	$ (2,470)	$ —	$ (12,724)
Total assets	$ 277,930	$ 420	$ 23,228	$ (21,994)	$ 279,584

	December 31, 2000				
	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 5,914	$ —	$ 496	$ —	$ 6,410
Provision for loan losses	753	—	—	—	753
Non-interest income	574	1,515	13	(4)	2,098
Non-interest expense	6,695	1,990	3,045	(4)	11,726
Net loss	$ (960)	$ (475)	$ (2,536)	$ —	$ (3,971)
Total assets	$ 193,641	$ 176	$ 35,014	$ (21,783)	$ 207,048

The Company does not have operating segments other than those reported. Parent Company financial information is included in the Other category and represents the overhead function rather than an operating segment.

(16) Financial Instruments with Off Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. All standby letters of credit outstanding at December 31, 2002 are collateralized.

Those instruments represent obligations of the Company to extend credit or guarantee borrowings; and therefore, are not recorded on the consolidated statements of financial condition. The rates and terms of these instruments are competitive with others in the market in which the Company operates. Almost all of these instruments as of December 31, 2002 have floating rates, thereby significantly mitigating the market risk.

Those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments.

(Dollars in thousands)

Financial instruments whose contract amounts represent potential credit risk:	2002	2001
Commitments to extend credit	$ 66,767	$ 56,382
Standby letters of credit	1,610	3,168

The Company had no recorded liability associated with standby letters of credit at December 31, 2002.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by the Company, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

(17) Disclosures of Fair Value of Financial Instruments

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors, change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts the Company would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and that, because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

Fair Value of Financial Instruments
The following summarizes the significant methodologies and assumptions used in estimating the fair values presented in the accompanying table.

Cash and Cash Equivalents
The carrying amount of cash and cash equivalents is used as a reasonable estimate of fair value.

Investment Securities and Other Investments
Fair values for investment securities are based on quoted market prices or prices quoted for similar financial instruments. Fair value for other investments is estimated as their cost since no active trading markets exist.

Loans Held for Sale
Loans held for sale are valued based on quoted market prices from secondary market investors with commitments to purchase the loans.

Loans Receivable
In order to determine the fair market value for loans receivable, the loan portfolio was segmented based on loan type, credit quality and maturities. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on current carrying amounts. The fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits
The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair value at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds
The fair value of borrowings is estimated using a discounted cash flow calculation that applies an interest rate currently available with similar terms.

Commitments
The fair value of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenants or requirements. These commitments generally have fixed expiration dates expiring within one year. Many commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of these instruments are competitive with others in the market in which the Company operates. The carrying amounts are reasonable estimates of the fair value of these financial instruments. The carrying amounts of these instruments are zero at December 31, 2002 and 2001.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Fair value of financial instruments as of December 31, 2002 and 2001:

	December 31, 2002	
(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 63,371	$ 63,371
Investment securities and other investments	165,280	165,280
Loans receivable	249,106	257,480
Accrued interest receivable	1,523	1,523
Financial liabilities:		
Demand deposits	$ 72,962	$ 72,962
Interest checking	146,041	146,041
Money market and statement savings	31,078	31,078
Certificates of deposit	173,398	178,360
Other borrowed funds	2,000	2,000
Accrued interest payable	107	107

	December 31, 2001	
(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 34,459	$ 34,459
Investment securities and other investments	35,415	35,415
Loans held for sale	4,732	4,760
Loans receivable	200,911	200,143
Accrued interest receivable	1,090	1,090
Financial liabilities:		
Demand deposits	$ 61,739	$ 61,739
Interest checking	45,313	45,313
Money market and statement savings	28,676	28,676
Certificates of deposit	110,296	114,629
Other borrowed funds	9,824	9,824
Accrued interest payable	12	12

(18) Parent Company Only Financial Statements

The Cardinal Financial Corporation (parent company only) condensed financial statements are as follows:

Parent Company Only Condensed Statements of Condition
December 31, 2002 and 2001
(Dollars in thousands)

Assets	2002	2001
Cash and cash equivalents	$ 5,989	$ 2,584
Other investments	63	67
Investment in subsidiaries	32,472	17,799
Premises and equipment, net	1,825	1,986
Goodwill and other intangibles, net	646	668
Other assets	164	124
Total assets	$ 41,159	$ 23,228
Liabilities and Shareholders' Equity		
Total liabilities	$ 447	$ 2,604
Total shareholders' equity	$ 40,712	$ 20,624
Total liabilities and shareholders' equity	$ 41,159	$ 23,228

Parent Company Only Condensed Statements of Operations
Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)	2002	2001	2000
Income:			
Interest income	$ 81	$ 26	$ 496
Other income	209	116	13
Total income	290	142	509
Expense – General and administrative	598	2,612	3,045
Net loss before income taxes and equity in undistributed earnings of subsidiaries	(308)	(2,470)	(2,536)
Provision for income taxes	—	—	—
Equity in undistributed earnings of subsidiaries	(221)	(10,254)	(1,435)
Net loss	$ (529)	$ (12,724)	$ (3,971)

Parent Company Only Condensed Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (529)	$ (12,724)	$ (3,971)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	221	1,984	1,435
Depreciation and amortization and write down of goodwill	238	9,129	465
Increase in other assets and liabilities	(2,413)	1,754	543
Net cash provided by (used in) operating activities	(2,483)	143	(1,528)
Cash flows from investing activities:			
Capital infusions in subsidiaries	(12,275)	(720)	(750)
Dividends from subsidiary	—	—	3,000
Net change in premises and equipment	161	158	(62)
Proceeds from sale and redemptions of securities	—	—	2,468
Proceeds from sale of other investments	4	17	—
Cash paid in acquisition	—	—	(7,726)
Net cash used in investing activities	(12,110)	(545)	(3,070)
Cash flows from financing activities:			
Proceeds from rights and secondary offerings	18,493	—	—
Dividends declared on preferred stock	(495)	(503)	(170)
Stock options exercised	—	11	22
Net cash provided by (used in) financing activities	17,998	(492)	(148)
Net increase (decrease) in cash and cash equivalents	3,405	(894)	(4,746)
Cash and cash equivalents at beginning of year	2,584	3,478	8,224
Cash and cash equivalents at end of year	$ 5,989	$ 2,584	$ 3,478

(19) Goodwill and Other Intangible Assets

At December 31, 2002, goodwill of $646,000 represents the remaining balance attributable to the purchase of Heritage Bancorp, Inc. In 2001, the Company substantially eliminated the goodwill attributable from this acquisition. The initial investment in Heritage, which was subsequently, renamed Cardinal Bank – Potomac, resulted in the Company recording $9.7 million of goodwill at the time of the acquisition. In the fourth quarter of 2001, an evaluation of current year losses and expectations of additional future losses indicated a potential impairment in the Company's investment in Heritage. In compliance with SFAS No. 121, the Company wrote down goodwill by $8.3 million based upon a valuation obtained from an independent third party consultant.

The Company adopted SFAS No. 142 as of January 1, 2002, and, therefore, discontinued the amortization of goodwill on January 1, 2002, which had the effect of decreasing the Company's net loss by $35,000. The Company has evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the Company's goodwill as of the annual evaluation date. Information on the Company's intangible assets is contained in the table below.

	December 31, 2002		December 31, 2001	
(Dollars in thousands)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortizable core deposit intangible	$ 102	$ (102)	$ 102	$ (80)
Unamortizable goodwill	646	—	646	—

Amortization expense:	Core Deposit Intangible	Goodwill
Twelve months ended December 31, 2002	$ 22	$ —
Twelve months ended December 31, 2001	60	8,847 [1]

	December 31,		
	2002	2001	2000
Reported net loss to common shareholders	$ (1,024)	$ (13,227)	$ (4,142)
Add: goodwill amortization	—	8,847	215
Adjusted net loss	(1,024)	(4,380)	(3,927)
Reported basic and diluted loss per share	$ (0.13)	$ (3.11)	$ (0.98)
Add: goodwill amortization per share	—	2.08	0.05
Adjusted basic and diluted loss per share	$ (0.13)	$ (1.03)	$ (0.93)

[1] In December 2001, the Company wrote down goodwill by $8.3 million.

As of December 31, 2002, the Company's core deposit intangible was fully amortized thus; there is no amortization expense after December 31,2002.

(20) Restructuring Costs

In 2001, the Company announced plans to restructure and merge all of its banking subsidiaries into one central lead bank under the holding company. This decision was made in order to reduce the costs associated with operating multiple banking subsidiaries. In connection with the restructuring, the Company recorded $884,000 of restructuring costs. Included in the total were severance and other employee related costs including contract buyouts, write-downs of leasehold improvements associated with the subleasing of redundant property, liabilities recorded related to the subleased property, and merger costs related to data processing conversions with outside vendors. The following table rolls forward the amounts from the prior year.

(Dollars in thousands)	Liability at December 31, 2001	Expenses Paid or Assets Written Off in 2002	Liability at December 31, 2002
Employee termination benefits and contract buyouts	$ 395	$ 395	$ —
Leasehold write-downs	251	251	—
Merger expenses	165	165	—
Sublease liability	73	11	62
	$ 884	$ 822	$ 62

(21) Other Operating Expenses

The following shows the composition of operating expenses for the years ended December 31, 2002, 2001 and 2000:

(Dollars in thousands)	2002	2001	2000
Data processing	$ 759	$ 957	$ 561
Stationery and supplies	317	306	345
Brokerage clearing	206	370	345
Advertising and marketing	541	368	241
Telecommunications	276	325	254
Other taxes	342	269	221
Travel and entertainment	127	164	139
Bank operations	411	875	165
Premises and equipment	271	247	142
Miscellaneous	239	465	577
Total operating expense	$ 3,489	$ 4,346	$ 2,990

Boards of Directors

Cardinal Financial Corporation

Bernard H. Clineburg
Chairman of the Board, President & CEO

John H. Rust, Jr.
Vice-Chairman of the Board
Cardinal Financial Corporation;
Attorney at Law, Rust & Rust

Robert M. Barlow
Retired, Founder, Chairman & CEO,
Prospect Enterprises

Wayne W. Broadwater
Retired, Founder, Chairman & CEO,
Shipmates, Ltd.

Buddy G. Beck
President & CEO,
Trans Digital Technologies

William G. Buck
President & CEO,
William G. Buck & Associates, Inc.

Sidney O. Dewberry
Chairman, The Dewberry Companies

Nancy K. Falck
Former Member, Fairfax County Board of Supervisors

John W. Fisher
President, Wilson/Bennett Capital Management Inc.

Jones V. Isaac
President, Isaac Enterprises, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates, Inc.

Harold E. Lieding
Attorney at Law

James D. Russo
Managing Director,
Potomac Consultants Group, Inc.

Emad E. Saadeh
President,
Geotechnical Consulting & Testing, Inc.

George P. Shafran
President,
Geo. P. Shafran & Associates, Inc.

Cardinal Bank, N.A.

Bernard H. Clineburg
Chairman of the Board & CEO

John H. Rust, Jr.
Vice-Chairman of the Board,
Cardinal Financial Corporation;
Attorney at Law, Rust & Rust

Elizabeth L. Anderson, Ph.D.
President & CEO,
Sciences International, Inc.

George E. Barlow
President, Division 7, Inc.

Mel Chaskin
President & CEO,
Vanguard Research, Inc.

John M. Elkin, Jr.
Executive Vice President,
Burgess & Niple, Inc.

Michael A. Garcia
President,
Mike Garcia Homes

Roy F. Goggin, Jr.
CPA, Roy F. Goggin, Jr., CPA, PC

Philip F. Herrick, Jr.
Owner, Herrick Holdings

Michael D. Lubeley
Attorney, Walsh, Colucci, Lubeley, Emrich & Terpak, PC

John R. Muha, II
President & CEO,
Franey, Parr & Muha, Inc.

William "Rick" E. Peterson
Chief Operating Officer,
The Peterson Companies

Philip M. Reilly
Cheif Financial Officer,
Kol Bio-Medical Instruments

John A. Rollison, III
President, Rollison Brothers, Inc.

Alice M. Starr
*Vice President, WEST*GROUP*

Jana W. Yeates
CEO, Employment Enterprises, Inc.

Cardinal Wealth Services, Inc.

Buddy G. Beck
Chairman of the Board, Cardinal Wealth Services, Inc.; President & CEO,
Trans Digital Technologies

John W. Fisher
Vice-Chairman of the Board, Cardinal Wealth Services, Inc.; President, Wilson/Bennett Capital Management Inc.

Robert M. Barlow
Retired, Founder, Chairman & CEO
Prospect Enterprises

Bernard H. Clineburg
Chairman of the Board, President & CEO,
Cardinal Financial Corporation

Nancy K. Falck
Former Member, Fairfax County Board of Supervisors

Harold E. Lieding
Attorney at Law

John H. Rust, Jr.
Attorney at Law, Rust & Rust

Cardinal Financial Corporation

Bernard H. Clineburg
Chairman of the Board, President & Chief Executive Officer

John H. Rust, Jr.
Vice-Chairman of the Board

Carl E. Dodson
Executive Vice President, Chief Operating Officer & Chief Financial Officer

Jennifer L. Deacon
Vice President, Controller & Secretary

Janice A. Cross
Officer & Assistant Secretary

Cardinal Bank, N.A.

Bernard H. Clineburg
Chairman of the Board & CEO

Christopher W. Bergstrom
President

F. Kevin Reynolds
President

Carl E. Dodson
Executive Vice President & Chief Credit Officer

Dennis M. Griffith
Executive Vice President Real Estate Lending

Eleanor D. Schmidt
Executive Vice President Retail Administration

Cheryl S. Beebe
Senior Vice President Commercial Lending

Neil C. Copeland
Senior Vice President & IT & Administration

Todd W. Hewitt
Senior Vice President Commercial Lending

Bruce J. Wilmarth
Senior Vice President Real Estate Lending

Jamie M. Bleakley
Vice President Retail Lending

Deborah H. Boyd
Vice President Deposit Operations

Stuart A. Burchett
Vice President & Auditor

Jennifer L. Deacon
Vice President & Controller

Teresa E. Dunbar
Vice President Retail Administration

Katherine E. Girard
Vice President & Branch Manager

Lynn H. Gulick
Vice President & Branch Manager

Ronald L. Halbert
Vice President & Branch Manager

Donald A. Hancock, Jr.
Vice President & Manager Credit Administration

Marc A. Herbst
Vice President Commercial Lending

Catherine B. Johnson
Vice President & Branch Manager

Susan Z. Nason
Vice President Administrative Services

David B. Clark
Assistant Vice President & Assistant Controller

Parwana E. Essar
Assistant Vice President & Branch Manager

Barbara J. Hudson
Assistant Vice President Credit Administration

Catherine B. Peterson
Assistant Vice President Government Contract Lending

Tonya L. Smith
Assistant Vice President & Staff Auditor

Claudette D. Eklund
Retail Administration Officer

Myrna Faberlle
Bank Officer & Branch Manager

Jackie C. Forbes
Bank Officer

Scott E. Hickman
Bank Officer & Branch Manager

Joyce A. Hoffmann
Human Resources Officer

Sherry D. Jones
Bank Officer

Mariel A. Noguez
Technology Officer

Andrew J. Peden
Commercial Lending Officer

Joanna A. Roll
Bank Officer Credit Administration

Janette S. Shaw
Marketing Officer

Cyndy Hollender-Stancliff
Operations Officer

Laura L. Taylor
Accounting Officer

Cardinal Wealth Services, Inc.℠

Joan M. Kane
Senior Vice President & Financial Advisor

Ryan M. Dantinne
Investment Officer & Financial Advisor

Cardinal Bank Advisory Board

Glenn L. Archer, III
CEO, Templar Corporation

W. Ross Ashley, III
President & COO, Templar Corporation

Daniel J. Backo
Operational Research Consultants, Inc.

William Barton
Barton, Baker, McMahon & Tolle, LLP

Linda H. Bestimt
President & CEO, Celebrate Fairfax, Inc.

Carl Biggs
President, Chemical & Engineering Companies, Inc.

French Boone
Boone & Sons Inc.

James C. Brincefield, Jr.
Attorney at Law

Edward A. Cacciapaglia
CPA, Cacciapaglia & MastBrook, P.C.

Darrell W. Clark
Morrison & Hecker LLP, Attorneys at Law

Suzanne Olson-Cleveland
Medical Management Concepts

James S. Embley
Executive Vice President
Lee Technologies Group

Jorge Esguerra
Esguerra & Esguerra

William D. Fairchild
President, R.W. Murray Company

C. Michael Ferraro
Training Solutions, Inc.

Michael E. Fitzwater
Partner, Fitzwater & Dean, CPA

Ardell Fleeson
The Tower Club

John W. Foust
Foust & Clark, PC

Gregg Funkhouser
Goodman & Company

Lucas Gallegos
Bakery Consultant

Mary Ann Ghadban
Vice President, Real Estate, Weber & Associates

Georgia Graves
Bridgmann Communications

Bill Haggerty
Haggerty, Knox & Associates

Henry A. Hart
Attorney, Reed, Smith, Shaw, McClay, LLP

John Hester
Hester & Company

Tom Hirst
Mason Hirst

Dale M. Hoxie
President, Barrett Industries
Commercial Real Estate Division

David Howell
McEnearney & Associates

Jack Hughes
Principal and Founder, Phoenix Financial & Advisory Services, LLC

David E. Jackson
VMD, Hospital Director, University Veterinary Clinic, Inc.

Thomas Jacobi
Langley Image Center

Kellye Jennings
Argy, Wiltse & Robinson

Thomas Johnson
Charter Printing

Rob Kaufman
PMA Properties

Michael Keenan
Global Internetworking, Inc.

Kevin P. Kelley
President, Falcon Graphic Solutions, Inc., Promotional Products and Printed Communications

Deborah Larson
Long & Foster

Rosemarie Lazo
Civic Volunteer

Chong W. Lee
DDS, Lee & Oh, DDS, LLC

Tina Leone
CPA

Christine M. Macke
President, Beyond Behaviors, Inc.

Stasia MacLane
Managing Director, DreamLabs

Lee Misleh
Sam's Deli

Teresa Myers
Wiley F. Russell, Attorney at Law

Beth Miller
Loudoun Easterner

Robert Montgomery
Armfield Harrison & Thomas

Joe Morais
President, Newport Concrete, Inc

Ken Nelson
Cyveillance

Edward M. Quinto
Quinto & Wilks, PC

Charlotte Peed
Metropolitan Washington Airports Authority

Dale E. Powell
Managing Director,
Cassidy & Pinkard/Irving Group

Lola C. Reinsch
E.G. Reinsch Companies

Caroline Rocco
Coldwell Banker

Joseph P. Rockhill
Chairman & CEO, LIJO, Inc.

Ann Rodriguez
Corporate Products

Carole M. Rogin
President, Clarion Management Resources, Inc.

Bob Rushe
Key Title

Ron Sall
Spherion Corp.

H. Michael Sendi, MD

Stuart Shatz
Loudoun County Housing Authority
Able Realty

Curtis A. (CAS) Shiver
Top Dog, Sundog Productions, LLC

Pam Smith
Long & Foster

William Soza
Chairman & CEO, Soza & Company, Ltd.

Carole Stadfield
Realtor

Daniel W. Stallings
Major General (Retired), USA
Vice President & General Manager
Trans Digital Technologies

Jerome K. Tankel
Pastor, First Mount Zion Baptist Church

Keith Troxell
Troxell, Kincaid & Mullin

Casey Veatch
Tramell Crow

Buck Waters
Vice President, Waters Foundation, Inc.

Mary Waters
Mary Waters Associates

Jaxon A. White
J.D., President & CEO,
Medmarc Insurance Group

Justus M. Wirschnitzer, Jr.
CFO, KaeL Direct

Arlington Advisory Board

William Barr
Venerable & Company

Denise E. Bruner, MD
Bruner, MD & Associates, PC

William G. Buck, Jr.
William G. Buck & Associates, Inc.

Darnell Carpenter
Capital Development Corporation

John Eklund
Preston's Care Pharmacy

Jack C. Sammis
International Meetings & Marketing, Inc.

William Thomas
Lighthouse Title

Dr. John B. Whitlow
Whitlow Clinic of Chiropractic

Douglas Woloshin
Duane Morris LLP

Government Contracting Advisory Board

Paul Argy
Argy, Wiltse & Robinson

Lisa Cines
Aronson & Company

Clark Childers
Offutt, Childers & Putnam

Robert Connolly
MARSH

Robert Gregg
Squire Sanders & Dempsey LLP

Gary Nakamoto
Vice-Chairman & CEO, Base Technologies

Common and Preferred Stock

Cardinal's common stock symbol is CFNL, and its preferred stock symbol is CFNLP. Both are traded on The Nasdaq SmallCap Market[SM]. As of January 31, 2003, we have 1,741 holders of our common stock and 931 holders of our Series A Cumulative Convertible preferred stock.

Quarterly Common Stock Prices

	Market Price	
Quarter Ended	High ($)	Low ($)
2002		
March 31	4.00	3.90
June 30	4.85	4.70
September 30	4.16	4.11
December 31	4.40	4.34
2001		
March 31	4.88	3.50
June 30	5.96	4.25
September 30	6.69	5.18
December 31	6.60	5.90

Financial Information

To obtain finanical information on Cardinal Financial Corporation, contact Carl E. Dodson, Executive Vice President and Chief Financial Officer at 703-584-3400 or visit our website www.cardinalbank.com. The Annual Report, Form 10-K, and other corporate publications are available on request by writing to our Corporate Headquarters at 8270 Greensboro Drive, Suite 500, McLean, VA 22102.

Investment Advisory

Cardinal Wealth Services, Inc.[SM]
10641 Lee Highway
Fairfax, VA 22030

Annual Meeting

The 2003 Annual Meeting of Shareholders will be held on Tuesday, April 22, 2003 at 10:00 a.m. at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

CARDINAL

Financial Corporation

cardinalbank.com

ALEXANDRIA ARLINGTON FAIRFAX MANASSAS MCLEAN RESTON STERLING TYSONS CORNER